                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 1-15194

                              dated August 19, 2002

                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
            (Exact Name of Registrant as Specified in its Charter)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                (Translation of Registrant's Name into English)

          Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
                        05804-900 Sao Paulo, SP, Brazil
                   (Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  [X]             Form 40-F  [ ]

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  [ ]                           No  [X]

-------------------------------------------------------------------------

                                  SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2002

                           COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

                               By: [Luis Felipe P. Dutra Leite]

                            -------------------------------------
                              Name:  Luis Felipe P. Dutra Leite
                    Title: Chief Financial Officer and Investor Relations

                             CAUTIONARY STATEMENT
                     REGARDING FORWARD-LOOKING INFORMATION

Statements  contained in this press  release may contain  information,  which is forward-looking and reflects  management's  current view and estimates of future economic circumstances,  industry conditions, company performance, and financial results.  Any  statements,  expectations,  capabilities,  plans and  assumptions contained in this press release that do not describe  historical  facts, such as statements  regarding the declaration or payment of dividends,  the direction of future  operations,  the  implementation  of principal  operating  and financing strategies  and  capital  expenditure  plans,  the  factors or trends  affecting financial condition,  liquidity or results of operations, and the implementation of the measures required under AmBev's  performance  agreement entered into with the Brazilian Antitrust  Authority (Conselho  Administrativo de Defesa Economica
CADE) are  forward-looking  statements  within the  meaning of the U.S.  Private
Securities  Litigation  Reform  Act of 1995 and  involve  a number  of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions,  industry conditions,  and operating factors. Any changes in such  assumptions or factors could cause actual results to differ  materially from current expectations.

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM

Quarterly Information - ITR                June 30, 2002                                       Corporate Law

TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

------------------------------------------------------------------------------------------------------------
19/08/2002 15:42:40                                                                                  Page: 2

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REGISTRATION WITH CVM DOES NOT IMPLY ANY REVIEW OF THE COMPANY. THE COMPANY MANAGEMENT IS SOLELY RESPONSIBLE
FOR THE ACCURACY OF THE INFORMATION HEREIN
---------------------------------------------------------------------------------------------------------------

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                              3 - CNPJ (Federal Tax ID)
01811-2             COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                       02.808.708/0001-07
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
4 - NIRE (State Tax ID)
35.300.157.770
---------------------------------------------------------------------------------------------------------------

01.02 - HEAD OFFICE

---------------------------------------------------------------------------------------------------------------
1 - FULL ADDRESS                                                                  2 - DISTRICT
215 Maria Coelho Aguiar Avenue, "F" Building - 6th floor                          Santo Amaro
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
3 - ZIP CODE         4 - CITY                                                                   5 - STATE
05804-900            Sao Paulo                                                                  SP
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
6 - AREA CODE     7 - TELEPHONE          8 - TELEPHONE          9 - TELEPHONE           10 - TELEX
011               3741-7000              -                      -
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
11 - AREA CODE    12 - FAX               13 - FAX               14 - FAX
011               3741-1009              -                      -
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
15 - E-MAIL

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01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

---------------------------------------------------------------------------------------------------------------
1- NAME
Luiz Felipe Pedreira Dutra Leite
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2 - FULL ADDRESS                                                                  3 - DISTRICT
215 Maria Coelho Aguiar Avenue, "F" Building - 6th floor                          Santo Amaro
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
4 - ZIP CODE         5 - CITY                                                                   6 - STATE
05804-900            Sao Paulo                                                                  SP
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
7 - AREA CODE     8 - TELEPHONE          9 - TELEPHONE          10 - TELEPHONE          11 - TELEX
011               3741-7553              -                      -
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
12 - AREA CODE    13 - FAX               14 - FAX               15 - FAX
011               3741-3527              -                      -
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
15 - E-MAIL
acinv@ambev.com.br
---------------------------------------------------------------------------------------------------------------

01.04 - REFERENCES / AUDITOR

---------------------------------------------------------------------------------------------------------------
       CURRENT YEAR                      CURRENT QUARTER                           PRIOR QUARTER
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
  1 - START      2. END      3 - QUARTER    4 - START      5 - END     6 - QUARTER   7 - START      8 - END
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
 01/01/2002    12/31/2002         2        01/04/2002    06/30/2002         1        01/01/2001   03/31/2001
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
09 - AUDITOR                                                          10 - CVM CODE
PricewaterhouseCoopers Independent Auditors                           00287-9
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
11. PERSON IN CHARGE                                                  12 - ID OF PERSON IN CHARGE (CPF)
Paulo Cesar Estevao Netto                                             018.950.957-00
---------------------------------------------------------------------------------------------------------------

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                              3 - CNPJ (Federal Tax ID)
01811-2             COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                       02.808.708/0001-07
---------------------------------------------------------------------------------------------------------------

01.05 - COMPOSITION OF CAPITAL

---------------------------------------------------------------------------------------------------------------
      Number of Shares          1 - CURRENT QUARTER         2 - PRIOR QUARTER     3 - SAME QUARTER, LAST YEAR
         (Thousand)                  06/30/2002                03/31/2001                  06/30/2001
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Paid-in Capital
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1 - Common                                   15,795,903                16,073,049                   15,976,336
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2 - Preferred                                22,824,827                23,668,349                   23,238,852
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
3 - Total                                    38,620,730                39,741,398                   39,215,188
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Treasury Stock
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
4 - Common                                        5,270                   227,146                       68,475
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
5 - Preferred                                    66,920                 1,218,597                      385,926
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
6 - Total                                        72,190                 1,495,743                      454,401
---------------------------------------------------------------------------------------------------------------

01.06 - COMPANY PROFILE

---------------------------------------------------------------------------------------------------------------
1 - TYPE OF COMPANY
Commercial, Industrial and Other
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2 - STATUS
Operational
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---------------------------------------------------------------------------------------------------------------
3 - TYPE OF CONTROLLING INTEREST
Private National
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
4 - ACTIVITY CODE
1030100 - Beverages
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
5 - MAIN ACTIVITY
Production of beer and soft drinks
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
6 - CONSOLIDATION TYPE
Full
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS
Unqualified
---------------------------------------------------------------------------------------------------------------

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

---------------------------------------------------------------------------------------------------------------
1 - ITEM            2 - CNPJ (Federal Tax ID)           3 - COMPANY NAME
---------------------------------------------------------------------------------------------------------------

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

---------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - EVENT    3 - APPROVAL 4 - DIVIDEND      5 - START OF        6 - TYPE OF      7 - YIELD PER
                                                       PAYMENT             SHARE            SHARE
---------------------------------------------------------------------------------------------------------------

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM

Quarterly Information - ITR                                                  June 30, 2002                                                         Corporate Law

TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

------------------------------------------------------------------------------------------------------------
19/08/2002 15:42:40                                                                                                                                      Page: 3
01.01 - IDENTIFICATION

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM

Quarterly Information - ITR                June 30, 2002                                       Corporate Law

TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

------------------------------------------------------------------------------------------------------------
19/08/2002 15:42:40                                                                                  Page: 7
01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------
------------------- 2 - COMPANY NAME                                              3 - CNPJ (Federal Tax ID)
1 - CVM CODE        COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                       02.808.708/0001-07
01811-2
---------------------------------------------------------------------------------------------------------------

02.01 - BALANCE SHEET - ASSETS (R$ thousand)

---------------------------------------------------------------------------------------------------------------
1 - Code          2 - Description                                 3 - 06/30/2002         4 - 03/31/2002
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1                 Total assets                                                 5,256,635             4,949,634
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01              Current assets                                                  53,186               298,572
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.01           Available funds                                                      3                     3
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.01.01        Cash and banks                                                       3                     3
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.02           Credits                                                         52,838               298,448
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.02.01        Marketable securities                                                0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.02.02        Trade accounts receivable                                            0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.02.03        Taxes recoverable                                               48,757                46,307
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.02.04        Accounts receivable from employees                                   0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.02.05        Advances                                                             0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.02.06        Loans to third parties                                               0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.02.07        Dividends receivable from subsidiaries                               0               249,701
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.02.08        Receivables from hedged transactions                                 0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.02.09        Other accounts receivable                                        4,081                 2,440
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.03           Inventories                                                          0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.03.01        Finished products                                                    0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.03.02        Work-in-process                                                      0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.03.03        Raw materials                                                        0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.03.04        Production/packaging materials                                       0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.03.05        Bottles and crates                                                   0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.03.06        Supplies                                                             0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.03.07        Other inventories                                                    0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.04           Other                                                              345                   121
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.04.01        Prepaid expenses                                                   242                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.04.02        Receivables from related parties                                     0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.04.03        Other                                                              103                   121
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02              Long-term receivables                                          375,785               327,416
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.01           Sundry credits                                                  41,338                38,350
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.01.01        Deposits for tax incentive investments                               0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.01.02        Compulsory deposits                                                241                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.01.03        Deposits in court                                               40,859                38,350
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.01.04        Other accounts receivable                                          238                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.02           Receivables from related parties                                    17                    17
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.02.01        Associated companies                                                17                    17
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.02.02        Subsidiaries                                                         0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.02.03        Other related parties                                                0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.03           Other                                                          334,430               289,049
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.03.01        Deferred income tax and social contribution                    133,514               160,974
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.03.02        Loans to employees for purchase of shares                      122,931                50,090
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.03.03        Taxes recoverable                                               77,985                77,985
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03              Permanent assets                                             4,827,664             4,323,646
---------------------------------------------------------------------------------------------------------------

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                              3 - CNPJ (Federal Tax ID)
01811-2             COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                       02.808.708/0001-07
---------------------------------------------------------------------------------------------------------------

02.01 - BALANCE SHEET - ASSETS (R$ thousand)

---------------------------------------------------------------------------------------------------------------
1 - Code          2 - Description                                 3 - 06/30/2002         4 - 03/31/2002
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.01           Investments                                                  4,827,664             4,323,646
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.01.01        Associated companies                                                 0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.01.02        Subsidiaries                                                 4,826,433             4,322,414
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.01.02.01     Subsidiaries - Cost                                          4,395,187             3,869,984
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.01.02.02     Subsidiaries - Goodwill                                        596,035               617,219
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.01.02.03     Subsidiaries - Negative goodwill                             (164,789)             (164,789)
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.01.03        Other investments                                                1,231                 1,232
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.02           Property, plant and equipment                                        0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.03           Deferred charges                                                     0                     0
---------------------------------------------------------------------------------------------------------------

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                              3 - CNPJ (Federal Tax ID)
01811-2             COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                       02.808.708/0001-07
---------------------------------------------------------------------------------------------------------------

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (R$ thousand)

---------------------------------------------------------------------------------------------------------------
1 - Code          2 - Description                                 3 - 06/30/2002         4 - 03/31/2002
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2                 Total liabilities and shareholders' equity                   5,256,635             4,949,634
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01              Current liabilities                                          1,250,455             1,301,352
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.01           Loans and financing                                                 43                    43
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.02           Debentures                                                           0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.03           Trade accounts payable                                              10                    22
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.04           Taxes and contributions                                            300                   585
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.04.01        Value added tax on sales and services - ICMS                         0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.04.02        Excise tax - IPI                                                     0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.04.03        Other taxes and contributions                                      300                   585
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.05           Dividends payable                                              161,079                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.05.01        Dividends                                                      161,079                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.05.02        Capital decrease                                                     0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.05.03        Interest on own capital                                              0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.06           Provisions                                                       8,881                 6,268
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.06.01        Social and labor charges                                             0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.06.02        Statutory                                                        8,881                 6,268
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.06.03        Provision for advertising                                            0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.06.04        Imports payable                                                      0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.06.05        Other provisions                                                     0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.07           Payable to related parties                                   1,080,142             1,214,174
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.08           Other                                                                0                80,260
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.08.01        Interest on own capital                                              0                80,260
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.08.02        Advances from customers                                              0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.08.03        Utilities                                                            0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.08.04        Other                                                                0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02              Long-term liabilities                                          320,106               281,119
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.01           Loans and financing                                                  0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.01.01        Bank loans                                                           0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.01.02        Tax incentives                                                       0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.02           Debentures                                                           0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.03           Provisions                                                     320,106               281,119
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.03.01        For contingencies                                              129,273               129,504
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.03.02        For excess of liabilities over assets of                       190,833               151,615
                  subsidiaries
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.04           Payable to related parties                                           0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.05           Other                                                                0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.05.01        Deferred income tax and social contribution                          0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.05.02        Tax liability with deferred ICMS                                     0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.05.03        Other                                                                0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.03              Deferred income                                                      0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05              Shareholders' equity                                         3,686,074             3,367,163
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.01           Paid-in capital                                              3,046,244             2,944,288
---------------------------------------------------------------------------------------------------------------

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                              3 - CNPJ (Federal Tax ID)
01811-2             COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                       02.808.708/0001-07
---------------------------------------------------------------------------------------------------------------

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (R$ thousand)

---------------------------------------------------------------------------------------------------------------
1 - Code          2 - Description                                 3 - 06/30/2002         4 - 03/31/2002
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.02           Capital reserves                                                16,592                39,036
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.02.01        Tax incentives                                                       0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.02.02        Share premium and goodwill                                           0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.02.03        Advance for future capital increase                                  0                22,444
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.02.04        Share repurchase option premium                                  4,867                 4,867
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.02.05        Goodwill in the write-off of treasury stock                     11,725                11,725
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.03           Revaluation reserve                                                  0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.03.01        Own assets                                                           0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.03.02        Subsidiary/associated companies                                      0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04           Revenue reserves                                               259,154               297,609
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.01        Legal                                                           62,737                62,737
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.02        Statutory                                                       52,561                52,561
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.02.01     For investments                                                 52,561                52,561
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.03        For contingencies                                                    0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.04        Unrealized profits                                                   0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.05        Retained earnings                                                    0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.06        Special for undistributed dividends                                  0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.07        Other revenue reserves                                         143,856               182,311
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.07.01     For future capital increase                                    180,374               854,883
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.07.02     Treasury stock                                                (36,518)             (672,572)
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.05           Retained earnings                                              364,084                86,230
---------------------------------------------------------------------------------------------------------------

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM

Quarterly Information - ITR                                                  June 30, 2002                                                         Corporate Law

TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

------------------------------------------------------------------------------------------------------------
19/08/2002 15:42:40                                                                                                                                      Page: 9
01.01 - IDENTIFICATION

FEDERAL GOVERNMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Quarterly Information - ITR                                                                    Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER                                           June 30, 2002

------------------------------------------------------------------------------------------------------------
                     01811-2 COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV 02.808.708/0001-07
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
04.01 - NOTES TO THE QUARTERLY STATMENTS
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
19/08/2002 15:42:40                                                         Page: 15
                                                                       IN THOUSANDS OF REAIS

1        Operations

(a) Business

Companhia  de  Bebidas  das  Americas  -  AmBev  (the   "Company"  or  "AmBev"),
headquartered  in Sao Paulo,  either directly or indirectly by  participating in other  companies,  in Brazil  and other  South  American  countries,  has as its objective  the  production  and sale of beer,  draft beer,  soft  drinks,  other non-alcoholic beverages and malt.

AmBev  shares are traded on the Sao Paulo Stock  Exchange - BOVESPA,  and on the
New York Stock  Exchange - NYSE, in the form of American  Depositary  Receipts -
ADRs.

(b) Activities Abroad

The  Company  has  operating  activities  in  the  Mercado  Comum  do  Cone  Sul
("Mercosur") trade area and in Venezuela, the companies of which are included in the consolidation, in conformance with CVM instruction No. 247/96.

The Company and Quilmes Industrial S.A. ("Quinsa")  announced on May 2, 2002 the execution of an agreement to integrate  their  operations in the South Cone. The first stage of the transaction consists of the contribution by AmBev of its beer plants in  Argentina,  Paraguay  and  Uruguay,  in exchange for 26 million new B
Class  shares to be issued by  Quinsa.  AmBev  will also buy from BAC  (Beverage
Associates  Corp.) 230 million A Class Quinsa shares for US$ 346  million.  As a consequence of these two stages,  which shall take place at the same time, AmBev will hold  36.09% of voting  rights  and  37.50% of  ownership  interest  in the resulting combined entity.

The  transaction  was submitted to the analysis of the "Secretaria de Defensa de la Competencia" (antitrust authority) of Argentina and at the moment the Company awaits the necessary approvals to continue with the integration process.

(c) Joint Venture, Licensing and Distribution Agreements

In December 2000,  AmBev and Souza Cruz S.A.  created,  as a joint venture,  the company Agrega Inteligencia em Compras Ltda.  ("Agrega"),  where AmBev holds 50%
of total  shares,  to manage the  purchase of indirect  materials  and  services through a B2B - Business to Business Internet portal.

The Company  maintains a franchise  agreement with PepsiCo  International,  Inc.
("PepsiCo")  for bottling,  sale and  distribution  of Pepsi products in Brazil, including the Gatorade  isotonic  sport drink starting in 2002.  Currently,  the agreement is valid until 2017 and may be renewed for additional 10-year periods, or terminated by either party with prior notice of 2 years.

AmBev also has an agreement with PepsiCo for bottling,  sale and distribution of the "Guarana  Antarctica" soft drink by PepsiCo outside Brazil,  under which the product is already being sold in Portugal, Puerto Rico, Spain and Japan.

The company also has licensing  agreements with Carlsberg and Miller Brewing Co.
for the  production  of Carlsberg  and Miller  beers,  and a joint  venture with
Unilever do Brasil Ltda. for the production and distribution of Lipton Ice Tea.

By virtue of a condition  previously  imposed by CADE,  the Company shared until may 2002, for a fee, its  distribution  network with Molson do Brasil Ltda., for the distribution of the Bavaria beer brand.

2        Main Accounting Principles

(a) Financial Statements

The Company's financial statements were prepared and are presented in accordance with the  accounting  principles  determined by Brazilian  corporate law and are consistent with regulations issued by the Brazilian Securities Commission - CVM.

It is necessary to use estimates to record certain assets, liabilities and other transactions  when preparing  financial  statements.  The financial  statements, therefore,  include several  estimates  relative to the  determination of useful lives of property,  plant and  equipment,  necessary  provisions  for contingent liabilities,  the  determination  of provisions for income tax and other similar provisions,  and even though they reflect the most accurate estimates,  they may differ from actual data and amounts.

(b) Determination of Income

Income and expenses are  determined  based on the accrual  basis of  accounting.
Income from sales and  corresponding  costs are  recorded  upon  delivery of the product.

c) Current Assets and Long-term Receivables

Cash and banks, represented by cash and cash equivalents;  marketable securities comprised  mainly of certificates of deposit and investment  funds are presented at market values. Other current assets and long-term receivables are recorded at cost,  including  investment  income when applicable;  a provision to realizable value is recorded when necessary.

Inventories are stated at the average cost of purchases or production,  adjusted by a provision for reduction to realizable  values when  necessary.  At June 30,
2002, the provision for obsolete  inventories to their  realizable value amounts to R$ 35,314  (March 31, 2002 - R$ 37,413),  recorded in a contra-asset  account within the inventory line.

The consolidated  allowance for uncollectable  accounts is recorded at an amount
deemed   sufficient  by  management  to  cover  probable   losses  in  realizing
receivables.

(d) Permanent Assets

The parent company records  investments in subsidiaries  and  jointly-controlled companies by the equity method of accounting, including the division of the cost of  acquisition  into  equity  value,  goodwill  and  negative  goodwill  in its preliminary  appraisal.  The  investment as goodwill  based on the  subsidiary's going-concern value is amortized based on the depreciation or realization of its book value of property,  plant and equipment,  whereas the goodwill attributable to future  profitability  is  amortized  over ten  years;  the  amortization  of goodwill is  recorded  under  "Other  Operating  Expenses."  The  investment  as negative goodwill,  attributed to various economic factors, will be amortized in case of divestment, in conformance with CVM regulations.

Property, plant and equipment is stated at cost and includes bottles and crates, as well as  interest  costs  incurred in  financing  the  construction  of major facilities.  Maintenance and repair costs are charged to expenses when incurred.
Losses from  breakage of bottles and crates during  production  are added to the cost of goods sold.  Depreciation  is  calculated by the  straight-line  method, taking into  account the useful  lives of assets,  at the annual rates listed in
Note 6.

Deferred charges  comprising mainly  pre-operating  expenses incurred during the implementation and expansion of industrial and commercial units are amortized by the  straight-line  method  over a period of up to ten  years  from the start of operations  of those units.  At June 30, 2002 the  accumulated  amortization  of deferred charges was R$ 460,882 (March 31, 2001 - R$ 430,444).

(e) Translation of Financial Statements of Subsidiaries and Affiliates Abroad

With the exception of the subsidiaries mentioned in the following paragraph, the financial  statements of  subsidiaries  and affiliates are translated into Reais taking the local currency as their functional currency.  Therefore, their assets and liabilities  were translated into Reais at the then current exchange rate on the dates of the financial  statements.  Income  accounts were  translated  each month at the respective  closing exchange rate for the period; and shareholders'
equity was translated at historical  exchange  rates.  The financial  statements include indexation of local currency,  when applicable,  and exchange variations over assets and liabilities  denominated in foreign  currency.  Gains and losses arising from the  translation  process are recorded to the Company's  income for the year, within the "Other Operating Income" group.

In the cases of Malteria Pampa S.A.  ("Malteria  Pampa"),  Malteria Uruguay S.A.
("Malteria Uruguay")  and  Cympay,  as their  prices  and cash  flows are highly linked to the American Dollar,  this currency is considered the most adequate to reflect the  financial  position  and income in the economic  environment  where those  companies  operate.  Therefore,  the American  Dollar has been defined as their  functional  currency  and the  following  recalculation  procedures  were adopted:

(i)  Inventories,  property, plant and equipment,  accumulated depreciation,  as well as shareholders'  equity accounts have been recalculated in dollars at historical  exchange  rates  and  translated  into  Reais,  as  well as the monetary assets and liabilities, at year-end exchange rates.

(ii) Depreciation and other costs and expenses  relative to assets  recalculated at historical  exchange  rates have been  calculated  based on the value of assets in U.S. dollars.  Other income accounts were converted at prevailing average exchange rates; and

(iii)Gains  and  losses  determined  in  the  consolidation,  arising  from  the recalculation process, are included in the Company's income for the period, within the "Other Operating Income" group.

(f) Current and Long-term Liabilities

Current  and  long-term  liabilities  are stated at known or  estimated  values, including  accrued  charges and monetary and foreign  exchange gains and losses, when applicable.  Contingent  liabilities are recorded when their realization is considered  probable,  at loss value as determined by external  legal counsel of the Company and its subsidiaries.

(g) Currency, Interest and Commodities Forward and Swap Operations

The nominal values of foreign currency,  interest and commodity forward and swap operations are not recorded in the balance sheet.

The measurement of the value of such  operations,  when maintained in investment funds,  are presented at market values,  reflected on the value of the quotes of
such  investment  funds,  on  the  period's  closing  date.  In  addition,   the
measurement  of other  operations of such nature in the  Company's  consolidated balance  sheet,  when kept outside the  structure of the  investment  funds,  is performed based on net unrealized  results of such operations,  plus a provision for losses at market values, when applicable.

Net results of currency forward and commodities operations,  aimed at minimizing the  Company's  exposure  to the  price  risk  factor of main  foreign  currency denominated  raw  materials to be acquired,  are deferred and  recognized in the result at the  moment in which such  protected  fluctuation  items  also  occur, allowing for the correlation between the effect of such operations and the price of such commodities. All other operations, mainly currency and interest swap and forward  operations,  are  registered in the financial  statements on an accrual basis.

(h) Provision for Contingencies and Liabilities Related to Tax Claims

Provision for contingencies is established,  at current amounts, for labor, tax, civil and  commercial  claims  being  discussed at  administrative  and judicial levels, based on estimates of losses determined by external legal counsel of the
Company and its subsidiaries, for cases in which a loss is considered probable.

Tax savings obtained,  based on provisional injunctions relating to claims filed by the Company against tax  authorities,  are object of provisioning  until they are confirmed by a final decision in favor of the Company and its subsidiaries.

(i) Investment Tax Credits

The  Company's  subsidiaries  have state sales tax  incentive  programs  for the deferral of sales taxes in which such taxes are partially or totally reduced. In some states the grace periods and reductions are unconditional. Where conditions have been established,  however,  they are related to events under the Company's and the affiliates'  control.  The benefits relative to reduction in the payment of taxes are treated as a reserve for investment tax credits and recorded in the shareholders'  equity of the  subsidiaries,  on an  accrual  basis,  or when the subsidiaries  comply with the main  requirements  of state  programs,  where the
Company  assumes the  benefit  will be granted.  In the  Company's  consolidated quarterly  information this benefit is recorded under "Other  Operating  Income"
(June 30, 2002 - R$ 35,973 thousand; June 30, 2001 - R$ 23,653 thousand).

(j) Income Tax

Income  tax and  social  contribution  on net  income  are  calculated  at rates determined by applicable legislation. Income tax and social contribution charges are recorded on an accrual basis,  including  deferred  taxes  calculated on the difference between the book and tax bases of assets and liabilities.

A deferred income tax asset is also recorded, relating to future tax benefits of income tax  credits and tax loss  carryforwards  for  subsidiaries  in which the realization of such benefits is probable,  within a maximum of ten years,  based on future income  forecasts,  minus their  current  value,  in  compliance  with provisions of CVM instructions Nos. 273/98 and 371/02.

(k) Consolidated Quarterly Information

The totality of assets,  liabilities and results of companies  controlled by the
Company was  consolidated,  especially the interest of minority  shareholders in the capital and results of subsidiaries for the year.

The  investments  in  subsidiaries  and  the  portion   corresponding  to  their
shareholders' equity, as well as the balance of assets and liabilities,  and the income and expenses,  arising from transactions between consolidated  companies, were eliminated in the consolidation.

Consolidated financial statements include the financial statements,  at the same
dates,  of  the  companies  controlled  by  the  Company,   either  directly  or
indirectly, as listed in Notes 3(a) and 4, respectively.

In the case of jointly-controlled  companies, through a shareholders' agreement, as listed below, the consolidation includes the assets,  liabilities and results accounts in the  proportion  of the total  interest held by the Company in their capital.

                                                              Percentage of ownership interest in the capital
                                            ------------------------------------------------------------------
                                                                       06.30.02                      03.31.02
                                            ------------------------------------ -----------------------------

                                                          Total          Voting          Total         Voting
                                            -------------------- --------------- -------------- --------------

Cervejaria Miranda Correa S.A.                             60.8            49.6           60.8           49.6
Agrega                                                     50.0            50.0           50.0           50.0

At June 30, 2002, consolidated assets, proportionally, amount to R$ 3,049 (March
31, 2002 - R$ 3,184), with a negative working capital of R$ 782 at the same date
(negative working capital of R$ 9,721 at March 31, 2002).

CCBA S.A.  started to  acknowledge  the  price-level  restatement in its Balance
Sheet  using  the  variation  of the  Price  Index  issued  by INDEC -  National
Statistics and Census  Institute of Argentina,  which for the half-year was 96%, according to instruction of the Professional Council of Economics of the Federal
Capital of Argentina,  through  resolution  No.  3/2002,  of March 6, 2002.  The effects of the  price-level  restatement  on the investment in the subsidiary is credited  to the  semiannual  consolidated  result  within the "Other  Operating
Income" group, in the amount of R$ 44,852.

3        Interest in Subsidiaries

(a) Information on Ownership Interest in Directly Controlled Subsidiaries

..   At June 30, 2002
Description                                                      CBB        Agrega         Eagle        Polar     Hohneck (i)

Number of shares/quotas held - in thousands
    Common shares/quotas                                   3,442,186         1,375           158       13,258          10,000
    Preferred shares                                       6,073,132                                   22,020
                                                        ------------- ---------------------------------------- ---------------

    Total shares/quotas                                    9,515,318         1,375           158       35,278          10,000

Percentage of direct interest in the capital - %
    In relation to common shares/quotas                        100.0          50.0          99.9         19.6           100.0
    In relation to preferred shares                             99.5                                     87.3
    In relation to total shares/quotas                          99.7          50.0          99.9         38.0           100.0

Information on the financial statements of directly
    controlled subsidiaries (R$ thousand):

    Adjusted shareholder's equity
    (excess of liabilities over assets)                    2,252,802         (726)     2,096,390      232,311       (190,470)
                                                        ------------- ---------------------------------------- ---------------

    Net income (loss)                                      (192,929)       (2,360)       805,559        9,941        (42,899)
                                                        ------------- ---------------------------------------- ---------------

..        At March 31, 2002
Description                                                      CBB        Agrega         Eagle        Polar     Hohneck (i)

Number of shares/quotas held - in thousands
    Common shares/quotas                                   3,442,186         1,375           158       13,202          10,000
    Preferred shares                                       6,073,132                                   22,008
                                                        ------------- ---------------------------------------- ---------------

    Total shares/quotas                                    9,515,318         1,375           158       35,210          10,000

Percentage of direct interest in the capital - %
    In relation to common shares/quotas                        100.0          50.0          99.9         19.4           100.0
    In relation to preferred shares                             99.5                                     87.2
    In relation to total shares/quotas                          99.7          50.0          99.9         37.8           100.0

Information on the financial statements of directly
    controlled subsidiaries (R$ thousand):

    Adjusted shareholder's equity
    (excess of liabilities over assets)                    2,456,305           520     1,334,233      231,526       (151,615)
                                                        ------------- ---------------------------------------- ---------------

    Net income (loss)                                        141,846       (1,114)        43,403        9,156         (4,044)
                                                        ------------- ---------------------------------------- ---------------

(i) Headquartered abroad.

At June 30, 2002 the Company keeps a provision for losses  corresponding  to the uncovered liabilities in the indirectly controlled companies Hohneck and Agrega, in the amount of R$ 190.833  (March 31, 2002 -  R$ 151,615).  The  corresponding expense in the quarters ended June 30, 2002 and 2001, of R$ 39.218 and R$ 4.074, respectively,  is recorded under "Other Operating Expenses" (2001 - reclassified as "Non-operating Expenses").

(b) Changes in the Ownership Interest in Subsidiaries

                                                  CBB           Agrega         Eagle         Polar         Total
                                             --------------- ------------- ---------------------------- -------------

Balance at March 31, 2002                         2,916,614           260       1,333,303       72,237     4,322,414
      Acquisition of investment                                                                     71            71
      Reversal of provision of interest on
       own capital                                   60,647                                                   60,647
      Dividends received                                                                       (1,991)       (1,991)
      Equity in the earnings (loss) of
       subsidiaries                               (298,051)         (260)         761,625        3,162       466,476
      Amortization of goodwill                     (21,184)                                                 (21,184)
                                             --------------- ------------- ---------------------------- -------------

Balance at June 30, 2002                          2,658,026                     2,094,928       73,479     4,826,433
                                             =============== ============= ============================ =============

(c) Goodwill and Negative Goodwill in the Acquisition of Subsidiaries

                                                               Parent Company                    Consolidated
                                               ------------------------------- -------------------------------
                                                     06.30.02        03.31.02        06.30.02        03.31.02
                                               --------------- --------------- --------------- ---------------

Goodwill
    CBB - based on:
       Going concern of property, plant and
       equipment                                      144,579         144,579         144,579         144,579
       Expected future profitability                  702,760         702,760         702,760         702,760
                                               --------------- --------------- --------------- ---------------

                                                      847,339         847,339         847,339         847,339

    Cympay                                                                             34,177          34,177
    Salus                                                                              19,001          19,001
    Malteria Pampa                                                                     28,101          28,101
    Pati do Alferes Participacoes S.A                                                  16,922          16,922
    Pilcomayo Participacoes S.A.                                                       33,891          33,891
    Cervejaria Astra S.A.                                                              43,094          28,940
                                               --------------- --------------- --------------- ---------------

       Total goodwill                                 847,339         847,339       1,022,525       1,008,371

Accumulated amortization                            (251,304)       (230,120)       (276,650)       (251,330)
                                               --------------- --------------- --------------- ---------------

       Total goodwill, net                            596,035         617,219         745,875         757,041

Negative goodwill
    CBB                                             (149,946)       (149,946)       (149,946)       (149,946)
    Polar                                            (14,843)        (14,843)        (14,843)        (14,843)
                                               --------------- --------------- --------------- ---------------

       Total negative goodwill                      (164,789)       (164,789)       (164,789)       (164,789)
                                               --------------- --------------- --------------- ---------------

Total balance                                         431,246         452,430         581,086         592,252
                                               =============== =============== =============== ===============

In June 2002, the Company  acquired,  through its subsidiary CBB, 1,439 thousand common  shares and 1,760  thousand  preferred  shares of  Cervejaria  Astra S.A.
("Astra"),  for the amount of R$ 24,339,  including a goodwill of R$ 14.154, and its ownership interest changed from 66.85% to 73.13%. In addition, in July 2002, the Company increased its interest in the total capital of Astra, from 73.13% to
93.61%

4        Material Indirect Interest in Subsidiaries and Jointly-owned Subsidiaries

                                                                                                       Percentage of
                                                                                                   indirect interest
                                                                                     --------------------------------

    Company name                                                                           06.30.02         03.31.02
                                                                                     ---------------  ---------------

    Cerveceria Y Malteria Paysandu S.A. - Cympay (i)                                           95.4             95.4
    Pepsi Cola Engarrafadora Ltda.                                                            100.0            100.0
    Malteria Pampa S.A. (i)                                                                   100.0            100.0
    Jalua S.A. (i)                                                                            100.0            100.0
    Eagle Distribuidora de Bebidas S.A.                                                       100.0            100.0
    Distribuidora de Bebidas Antarctica de Manaus Ltda.                                       100.0            100.0
    Dahlen S.A. (i)                                                                           100.0            100.0
    CCBP (i)                                                                                  100.0            100.0
    Arosuco Aromas e Sucos Ltda.                                                              100.0            100.0
    ANEP - Antarctica Empreendimentos e Participacoes Ltda.                                   100.0            100.0
    Cervejarias Reunidas Skol Caracu S.A.                                                      99.7             99.7
    Industria de Bebidas Antarctica do Sudeste S.A.                                            98.8             98.8
    CRBS S.A.                                                                                  99.8             99.8
    Industria de Bebidas Antarctica Polar S.A.                                                 97.3             97.3
    Pati do Alferes Participacoes S.A.                                                        100.0            100.0
    Cervejaria Miranda Correa S.A.                                                             60.8             60.8
    Cervejaria Astra S.A. (iii)                                                                73.1             66.9
    Agrega Inteligencia em Compras Ltda.                                                       50.0             50.0
    Pilcomayo Participacoes S.A.                                                              100.0            100.0
    BSA Bebidas Ltda. (formerly Miller Brewing do Brasil Ltda.)                               100.0            100.0
    CCBA S.A.(i)                                                                               70.0             70.0
    C.A. Cervecera Nacional (i)                                                                50.2             50.2
    Monthiers S.A. (i) (ii)                                                                   100.0            100.0
    Jalua Spain S.A. (ii)                                                                     100.0            100.0

(i)      Headquartered abroad.
(ii)     Wholly-owned subsidiary of Jalua S.A.
(iii)    As a consequence of the ownership  interest  increases that took place at the end of December 2001,

CBB  started  to  control  the  management  of  Astra's  operating   activities,
initiating in 2002 the full consolidation of its assets and liabilities.

5        Transactions with Related Parties

Transactions   with  related   parties  were   eliminated   from  the  Company's
consolidated  financial statements,  except for the non-consolidated  portion of sales and intercompany  loans of jointly-owned  subsidiaries  (recorded based on the proportional consolidation method).

The loan agreements  have an undetermined  maturity and are subject to financial charges  equivalent to those  obtained by the Company and  subsidiaries  through market funding.

6        Property, Plant and Equipment

                                                                                                Consolidated
                                          -------------------------------------------------------------------
                                                                                                      Annual
                                                                                                Depreciation
                                                   06.30.02             03.31.02                   Rates - %
                                          ------------------   ------------------  --------------------------
Cost

Land                                                136,447              140,030
Buildings and constructions                       1,723,009            1,656,497                           4
Machinery and equipment                           3,855,109            3,792,083                    10 to 20
Vehicles                                             46,716               47,811                          20
Offsite equipment                                   602,946              597,238                    10 to 20
Computer systems                                     22,209               49,889                          20
Other intangible assets                             111,313               86,913                    10 to 20
Constructions in progress                           236,599              221,020
Timberlands                                           7,722                7,722                           4
                                          ------------------   ------------------

                                                  6,742,070            6,599,203

Accumulated depreciation                        (3,795,723)          (3,648,335)
                                          ------------------   ------------------

                                                  2,946,347            2,950,868
                                          ==================   ==================

The  controlled  companies  have  properties  for sale, at June 30, 2002, in the residual  value of  R$ 101,632  (March 31, 2002 -  R$ 93,925),  which are booked under long-term  receivables at estimated  realizable values after deducting the provision  for  devaluation  in the amount of  R$ 63,947  (December  31,  2002 -
57,437).

Out of use machinery, equipment and other assets of controlled companies, in the amount of R$ 51,535 at June 30, 2002 (March 31, 2002 - 58,382), are booked under permanent  assets at estimated  realizable  values,  net of a provision to cover potential  losses on  realization  in the amount of R$ 51,745  (March 31, 2002 -
R$ 28,050).

During the  quarter  ended  June 30,  2002 the  provision  for  devaluation  and potential  losses on  realization  of assets was  supplemented  in the amount of
R$ 23,354.

7        Loans and Funding - Consolidated

(a) Composition of Balance by Currency Type

                                                        June 30, 2002                       March 31, 2002
                                   ----------------------------------- ------------------------------------

                                                          Liabilities                          Liabilities
                                   ----------------------------------- ------------------------------------
                                   ----------------------------------- ------------------------------------
                                            Current         Long-term           Current          Long-term
                                   ----------------------------------- ----------------- ------------------

  Local currency                            265,254           747,335           296,961            763,500

  Foreign currency                        1,461,194         2,599,674         1,393,245          2,073,260
                                   ----------------------------------- ----------------- ------------------

Total                                     1,726,448         3,347,009         1,690,206          2,836,760
                                   =================================== ================= ==================

(b) Interest Rates

Local currency loans are  substantially  represented by BNDES credit lines, used to purchase  machinery and equipment,  and in the expansion and modernization of manufacturing  facilities,  remunerated at average rates of 2,89% per annum over the Long-term  Interest Rate - TJLP, as well as ICMS  incentive  loans,  with an average interest rate of 2,04% per annum.

Loans  and  funding  in  foreign  currency  are  substantially   represented  by
syndicated loans and international  funding,  (see items (f) and (g)), and trade finance for raw material imports at an average interest rate of 5.45% per annum, including withholding tax relative to the payment of interest abroad.

(c) Guarantees

Loans and  funding  taken for the  expansion,  construction  of new  plants  and purchase of equipment  are  guaranteed  by mortgages on land and  buildings  and liens on equipment. Loans for the purchase of raw materials, substantially malt, syndicated  loans and the issuing of external  debt notes are  guaranteed by the cosignature of AmBev companies.
(d) Maturities

At June 30, 2002, long term debt has the following maturities:

2003                                                                                                 174,788
2004                                                                                               1,201,641
2005                                                                                                 277,183
2006                                                                                                  56,586
2007                                                                                                  49,254
Subsequent years, until 2011                                                                       1,587,557
                                                                                         --------------------

Total                                                                                              3,347,009
                                                                                         ====================

(e) ICMS Tax Incentives - Consolidated

Description                                                                    06.30.02             03.31.02
                                                                      ------------------  -------------------

Short and long-term balances
    Loans                                                                       297,022              287,015
    Deferred sales taxes                                                        458,381              474,275
                                                                      ------------------  -------------------

                                                                                755,403              761,290
                                                                      ==================  ===================

The  loans  relate  to  programs  offered  by  certain  States  through  which a percentage of the ICMS sales tax due is financed by the State's financial agent, generally over five years as from the due date.

The  remaining  amounts  refer to deferral of ICMS due,  for periods of up to 10 years,  as a result of incentive  programs for industrial  plants.  The deferred percentages may be fixed during the program or progressively  reduced,  from 75%
in the first year to 40% in the last year.  The deferred  amounts are  partially indexed by a percentage from 60% to 80% of a general price index.

(f) Syndicated Loan

The  syndicated  loan in Yen,  with a swap to U.S.  dollars,  is  guaranteed  by cosignatures  of AmBev  and its  subsidiaries.  As of June 30,  2002,  this loan amounts to R$ 933,494, being indexed to a fixed interest rate of 5.7% per annum, including withholding tax on interest payments abroad.

(g) International Funding

In  December  2001 CBB issued  foreign  debt notes  ("Notes"),  with a guarantee offered by AmBev, in an amount equivalent to US$ 500 million.  These Notes incur
12.3% interest per annum, including withholding tax on interest payments abroad, amortized  semi-annually,  with a final  maturity in December  2011.  The agreed interest  rate may be  increased  by 0.5% per  annum,  if  those  Notes  are not registered  with the US  Securities  and Exchange  Commission - SEC on or before
December 15, 2002.

As of June 30, 2002 this loan amounts to R$ 1,422,200 thousand.

(h) Contractual Clauses

The Company is currently in compliance  with agreed  indebtedness  and liquidity ratios according to such loans.

8        Shareholders' Equity

(a) Change in Shareholders' Equity of the Parent Company

                                                                                  Surplus reserve
                                                                   -------------------------------
                                       Subscribed         Capital         Surplus  Treasury stock        Retained          Total
                                      and paid-in
                                          capital         reserve         reserve                        earnings
                                   --------------- --------------- --------------- --------------- --------------- --------------

   As of March 31, 2002                 2,944,288          39,036         970,181       (672,572)          86,230      3,367,163

Capital increase                          101,956        (22,444)                                                         79,512
Purchase of shares of own issuing                                                        (38,455)                       (38,455)
Cancellation of treasury stock                                          (674,509)         674,509
Income for the period                                                                                     358,673        358,673
Proposed dividends                                                                                       (80,819)       (80,819)
                                   --------------- --------------- --------------- --------------- --------------- --------------

As at June 30, 2002                     3,046,244          16,592         295,672        (36,518)         364,084      3,686,074
                                   =============== =============== =============== =============== =============== ==============

(b) Subscribed and Paid-in Capital

In April 2002, the Company  decided to increase the capital in R$ 101,956,  with the use of the reserve for capital increase in the amount of R$ 22,444,  through the private  subscription of 384,074 thousand paid in preferred  shares,  no-par value,  only to fulfill the  provisions of the Stock Option Plan.  The Company's capital stock thus changed to R$ 3,046,244,  and it is represented by 38,620,730 thousand shares,  comprised of 15,795,903  thousand common shares and 22,824,827 thousand preferred shares, all of which nominative and no-par value.

(c) Stock Subscription Bonuses

The  company  has  404,930  thousand  outstanding  stock  subscription  bonuses, comprised  of  262,891 thousand  for  the  subscription  of  common  shares  and
142,039 thousand  for  preferred  shares,  which  will  give  the  right  to the subscription of AmBev's shares,  in the proportion of five shares for each stock subscription  bonuses  of the same class of shares.  The  exercise  of the stock subscription bonuses will take place in April 2003.

The price will be determined based on the original  subscription price of R$ 200 per 1000 shares, adjusted as set forth in the issuing notice, with a price-level restatement according to the IGP-M inflation index plus 12% nominal interest per annum, minus the amount of dividends paid.

(d) Appropriation of Net Income for the Year

The Company's by-laws provide for the following  appropriation of net income for the year, after the deductions prescribed by law:

(i)  27.5% as  mandatory  dividend  payment  to all  shareholders.  Pursuant  to
     Brazilian Law, preferred shares are entitled to a dividend 10% greater than that paid to common shares.

(ii) An amount not lower  than 5% and not higher  than 68.8% of net income to be transferred to a reserve for  investments,  to finance the expansion of the activities of the Company and its subsidiaries,  including subscriptions to capital increases and the incorporation of new businesses.

(iii)Making of a reserve for future capital increase with the remaining  balance of net income for the year.

In the quarter,  the Company  reverted the interest on own capital  provision in the amount of  R$ 80,260.  At the same time the  Company  made a  provision  for minimum mandatory  dividends,  as provided for in the by-laws,  in the amount of
R$ 161,079.

(e)  Reconciliation  Between the Company's  Shareholders'  Equity and Consolidated  Shareholders'  Equity at
March 31, 2002.

 Shareholders' equity of the parent company                                            3,686,074

     Treasury stocks acquired by the subsidiary CBB                                    (101,568)
                                                                                       ------------------

 Total consolidated shareholders' equity                                               3,584,506
                                                                                       ==================

(f) Treasury Stock

At June 30,  2002,  the Company  holds in  treasury,  with the purpose of future cancellation,  5,270 thousand common shares and 66,920 thousand preferred shares in the total amount of R$ 36,518.  In addition,  at June 30, 2002, the Company's subsidiary  holds 60,731 thousand common shares and 151,875  thousand  preferred shares issued by the Company in the amount of R$ 101,568.

In the quarter  ended June 30,  2002,  the Company  repurchased  5,270  thousand common shares and 75,920  thousand  preferred  shares of its own issuing for the total price of R$ 38,455.

On April 30, 2002,  the Company  cancelled  277,146  thousand  common shares and
1,227,597  thousand  preferred  shares  held  in  treasury,  in  the  amount  of
R$ 674,509.

9        Profit Sharing and Stock Option Plan

(a) Profit Sharing

The Company  by-laws  provide for  employee  profit  sharing of up to 10% of net income for the  period,  based on  predetermined  criteria.  The  directors  are entitled  to profit  sharing  in an  amount  that  cannot  exceed  their  annual compensation  or the  equivalent of 5% of net income for the year,  whichever is lower.  Profit  sharing is  conditioned  to the  achievement  of collective  and individual  targets,  established  in advance by the Board of  Directors  in the beginning of the fiscal year.

(b) Stock Ownership Plan

As defined in the  Company's  by-laws,  the Stock  Ownership  Plan  ("Plan")  is managed by a committee  comprising  non-executive  members of the Company.  This committee  periodically  establishes  stock ownership  programs,  for common and preferred  shares,  setting forth the conditions,  the employees to be benefited and the price at which  options  will be  exercised.  This price cannot be lower than 90% of the average  stock price  traded on the Sao Paulo Stock  Exchange in the three business days prior to granting such options,  indexed to inflation up to the date of actual exercise. The number of options that may be granted during each year cannot  exceed 5% of the total  number of shares of each class on that date.

When options are exercised,  the Company may issue new shares or use the balance of treasury stock. Stock options granted have no deadline to be exercised.  When an employee leaves the Company the options are extinguished; the Company has the right to repurchase  any shares  purchased by the employee  under the Plan, at a price  established by the Plan rules,  which take into account the price paid by the  employee,  the  inflation  since the date of  subscription  and the current market price.

The  Company may finance  the  purchase of shares in  accordance  with rules set forth in the Plan.  Financing  arrangements  are normally for periods of no more than four years and  include  an 8%  interest  per annum over a certain  general price index.  Those loans are guaranteed by the shares issued when the option is exercised.  As at June 30, 2002, the consolidated  outstanding  balance of those loans amounts to R$ 278,740 (March 31, 2002 - R$ 198,799).

10       Social Programs

(a) AmBev Private Pension Plan Institute

CBB and its  subsidiaries  have two kinds of pension plans: one according to the defined  contribution  model (open to new members) and another  according to the defined  benefit  model  (no new  members  accepted  since May  1998),  with the
possibility  of  migrating  from  the  defined   benefit  plan  to  the  defined
contribution  plan.  Those  plans are  supported  by members and the sponsor and managed by Instituto AmBev de Previdencia  Privada  ("Instituto  AmBev");  their main purpose is to  supplement  the  retirement  benefits of its  employees  and management.  In the quarter  ended June 30,  2002,  the  Company's  subsidiaries contributed with R$ 1,080 (June 30, 2001 - R$ 790) to Instituto AmBev.

(b) Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia

The Zerrenner  Foundation's main purpose is to provide the sponsoring companies'
employees  and  management  with  health  care and  dental  benefits,  to aid in professional  specialization or university  courses,  to maintain  organizations that  provide aid and  assistance  to the  elderly,  through  direct  actions or financial aid agreements with other entities.

11       Provision for Contingencies and Liabilities Related to Tax Claims

                                                                                            Consolidated
                                                                                    ----
                                                                  -------------------  ------------------
                                                                            06.30.02            03.31.02
                                                                  -------------------  ------------------

 Value-added Tax on Sales - ICMS                                             115,220             121,160
 Excise Tax - IPI                                                            334,704             338,417
 Social Integration Program - PIS                                             21,311              18,783
 Contribution for Social Security Financing - COFINS                         118,495             103,086
 Income Tax and Social Contribution                                           43,254              47,049
 Labor Claims                                                                116,361             113,299
 Distributors' Claims                                                         19,065              27,084
 Other                                                                        40,234              45,264
                                                                  -------------------  ------------------

                                                                             808,644             814,142
                                                                  ===================  ==================

The Company and its subsidiaries have other ongoing lawsuits of a similar nature which,  according to the opinion of legal counsel, are subject to possible,  but not probable, losses of approximately R$ 1,000,000.

The main  liabilities  associated with tax claims and  contingencies  subject to probable loss according to the Company's legal counsel are the following:

(a) Value-added Tax on Sales - ICMS and Excise Tax - IPI

The provision is related mainly to tax claims on zero rate IPI presumed  credits and to extemporaneous  ICMS and IPI credits on purchases of property,  plant and equipment.

(b) Social Integration Program - PIS and Contribution for Social Security Financing - COFINS

The Company  obtained a  preliminary  injunction  that  recognizes  its right to withhold PIS and COFINS on billings, exempting it from withholding such taxes on other income.  Unpaid  values are being  monthly  recorded in this account until such time as the Company obtains a final favorable  decision.  The  consolidated values  accounted for in the second quarter 2002 amounted to R$ 28,891 (June 30,
2001 - R$ 14,360).

(c) Income Tax and Social Contribution on Net Income

This relates mainly to the recognition of the  deductibility  of interest on own capital in the calculation of social contribution on net income.

(d) Distributors' Claims

These arise,  mainly,  from the  termination  of  agreements  between  Company's subsidiaries and certain  distributors,  by virtue of the restructuring  process being  carried out in its  distribution  network,  as well as the  distributors'
non-compliance with Company's instructions in some cases.
(e) Other Provisions

These are substantially related to issues involving the National Social Security
Institute - INSS, products and suppliers.

12       Financial Instruments - Consolidated

(a) General

The Company and its subsidiaries carry out currency, commodity and interest rate swap and forward  transactions  aimed at hedging its exchange  rate risk arising from exposure to foreign  currencies,  interest rate fluctuations and changes in the price of commodities and raw materials, especially aluminum.

(b) Concentration of Credit Risk

A substantial  part of the Company's  sales are made to  distributors  forming a broad  distribution  network.  Credit risk is low because of the large  customer base and the control  procedures  to monitor  this risk.  Historically,  AmBev's subsidiaries have not suffered significant losses on trade accounts receivable.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration
limits  and  credit   ratings  of   financial   institutions,   to  prevent  any
concentration.

(c) Foreign Currency Exposure

The Company has assets in  Argentina,  Venezuela,  Uruguay and  Paraguay,  which represent approximately 27% of its total assets. In addition, a significant part of Company's loans and funding is denominated in foreign  currency,  as they are required from suppliers.

As at June 30,  2002,  the total  consolidated  nominal  value of the  derivatives  amounts to  R$ 6,255,898
(March 31, 2002 - R$ 4,660,175), as stated below:

Description                                                                                          Nominal
                                                                                          outstanding amount
-------------------------------------------------------------------------------------------------------------

Currency Hedge
    Yen/R$                                                                                           859,458
    USD/R$                                                                                         4,074,562

Interest Hedge
    Floating Libor vs. fixed Libor                                                                 1,148,288
    IDC x FIF                                                                                         36,597

Commodities Hedge
    Aluminum                                                                                         136,993
                                       ----------------------------------------------------------------------

Total                                                                                              6,255,898

                                       ======================================================================

The book  values  of the  Company's  financial  instruments,  kept  outside  the structure of investment  funds,  are updated  according to contractual  clauses, with a deduction of a provision for losses, when applicable.

Market value of the  derivatives,  kept in investment  funds and used as a basis for the recording of the operation,  were established at quoted values practiced in the relevant  markets at June 30, 2002,  according to the value of the quotas maintained in such funds on that date.

In the quarter ended June 30, 2002, the amount of  R$ 148,545,  arising from the
net  results  of  the  currency  forward  and  commodities   operations,   aimed
specifically at minimizing the exposure of the Company to the external  aluminum and malt price  index to be  acquired  in the  quarter,  denominated  in foreign currency,  are deferred and recognized in the result at the moment in which such protected fluctuation items also occur, allowing for the correlation between the effect of such operations and the price of such commodities.

Therefore,  during the  quarter  ended  June 30,  2002,  the amount of  R$ 9,942
(Note 15),  relative  to the net  result of  currency  forward  and  commodities operations  linked  directly to the purchase of raw materials  that add value to the total cost of products sold in the period,  was  acknowledged in the result, in the line of cost of goods sold.

13       Income Tax and Social Contribution on Net Income - CSLL

(a) Reconciliation of Consolidated Income Tax and CSLL Expense to Statutory Rates

                                                                                                Consolidated
                                                                                       ----
                                                                         ---------------  -------------------
                                                                               06.30.02             06.30.01
                                                                         ---------------  -------------------

 Consolidated net income, before income tax                                     252,637               65,720
     and CSLL

 Profit sharing and contributions                                               (8,766)             (18,252)

 Consolidated net income, before income tax,
      CSLL and minority interest                                                243,871               47,468

 Income Tax and CSLL expense at nominal rates (34%)                            (82,916)             (16,139)

     Adjustments to determine the actual rate
        Reduction of the CSLL rate in 2003 from 9% to 8%                       (13,792)
        Income from subsidiaries abroad not subject to
            taxation                                                            252,760               56,895
        Benefit (Reversal) of deductibility of interest
            on own capital                                                     (53,555)               23,834
        Equity gains on subvention reserve for
            tax incentives in subsidiaries                                       12,231                8,068
        Reversal of deferred taxes                                             (17,680)
        Permanent additions, exclusions and other                                 (448)              (3,036)
                                                                         ---------------  -------------------

 Income Tax and CSLL benefit                                                     96,600               69,622
                                                                         ===============  ===================

b) Composition of Deferred Taxes

                                                                     Parent Company                   Consolidated
                                                      ------------------------------  -----------------------------

                                                           06.30.02        03.31.02       06.30.02        03.31.02
                                                      --------------  --------------  -------------  --------------

Long-term receivables
    Tax Loss Carryforwards
                                                             88,089          88,447        855,535         817,291
    Temporary differences
       Provision for contingencies and liabilities
           related to tax claims                             43,953          44,031        274,939         276,808
       Profit sharing                                                                        8,563           6,785
       Provision for uncollectable accounts                                                 18,467          25,120
       Other                                                  1,472          28,496        175,029         112,415
                                                      --------------  --------------  -------------  --------------

                                                            133,514         160,974      1,332,533       1,238,418
                                                      ==============  ==============  =============  ==============

In long-term liabilities
    Temporary differences
       Accelerated depreciation                                                             24,678          24,465
       Other                                                                                 1,966           2,268
                                                      --------------  --------------  -------------  --------------

                                                                                            26,644          26,733
                                                      ==============  ==============  =============  ==============

Based  on  the  forecast  of  future  taxable  results,  discounted  at  present  values,  the  estimate  of consolidated  positive  balance of deferred  income tax and social  contribution  on tax losses is listed as follows:

To 12/31/02                                                                                             16,116
To 06/30/03                                                                                            101,034
To 06/30/04                                                                                            134,481
To 06/30/05                                                                                            166,222
To 06/30/06                                                                                            164,147
To 06/30/07 and 06/30/08                                                                               273,535
                                                                                           --------------------
                                                                                                       855,535
                                                                                           ====================

(c) Tax Loss Carryforwards

(i) In Brazil

Deferred income tax includes the effect of tax losses of Brazilian  subsidiaries which cannot be written off and may be offset  against  future  taxable  income, except losses of Pepsi, the effects of which were recognized only in part by the
Company, remaining the amount of R$ 143,732.

The offset of taxes is limited to 30% of pre-tax income for the year, determined according to Brazilian tax legislation. The asset recorded is limited to amounts the offset of which is supported by projections of taxable income, discounted at their present value, realized by the Company for the next ten years, as provided for in CVM decisions No. 273/98 and 271/02.

(ii) Abroad

The tax benefit relative to operating losses of foreign  companies in the amount of R$ 116,189 was not recorded as an asset, since management is not confident of probable realization.

The forecasts of future taxable income include several estimates relative to the performance of the Brazilian  economy,  determination of foreign exchange rates, sales volume,  sales prices,  tax rates and other factors that, even though they may reflect the most  accurate  estimates,  they may differ from actual data and amounts.

14       Insurance

As of June 30, 2002 the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories are insured against fire and other risks at their market values.  The insurance  coverage of the policies in effect amounts to R$ 5,872,402.

15       Consolidated Financial Income and Expenses

                                                                                                   Consolidated
                                                                                           ---------------------
                                                                          -----------------
                                                                                  06.30.02             06.30.01
                                                                          -----------------   ------------------

Financial Income
         Financial income on cash equivalents                                       32,979               19,751
         Foreign exchange rate variation on financial investments                  240,070               43,202
         Interest charges on debit balances                                          1,107                1,594
         Swap and forward activities                                               580,638                  827
         Interest on taxes, contributions and deposits in court                      7,601               10,054
         Other                                                                      29,862                  805
                                                                          -----------------   ------------------
                                                                                   892,255               76,233
                                                                          =================   ==================

Financial Expenses
         Interest on loans in Reais                                               (24,729)             (31,081)
         Interest on loans in foreign currency                                    (71,743)             (33,214)
         Foreign exchange rate losses on loans                                   (810,828)             (97,225)
         Interest on contingencies and other                                      (16,504)             (14,889)
         Bank expenses                                                             (1,664)                (633)
         Tax on financial transactions                                            (25,638)             (26,308)
         Swap and forward activities                                               (9,946)              (7,823)
         Other                                                                    (27,988)              (1,808)
                                                                          -----------------   ------------------
                                                                                 (989,040)            (212,981)
                                                                          =================   ==================

16       Other Operating Income (Expenses), Net

                                                                    Parent Company                    Consolidated
                                                     --------------------------------------------------------------

                                                          06.30.02        06.30.01        06.30.02        06.30.01
                                                     -------------- ------------------------------- ---------------

 Income

     Exchange gains or losses on
        investments abroad                                                                  81,702           8,142
     Gains from the increase of interest
        in subsidiaries                                                                     35,973          23,653
     Recovery of taxes and contributions *                                                     562           8,344
     Other                                                                                   1,630              22
                                                     -------------- ------------------------------- ---------------

                                                                                           119,867          40,161
                                                     -------------- ------------------------------- ---------------

 Expenses
     Amortization of goodwill                             (21,184)        (21,184)        (25,320)        (24,110)
     Provision for losses on
        unsecured liabilities                             (39,218)         (4,074)
     Other                                                    (76)                                         (3,687)
                                                     -------------- ------------------------------- ---------------

                                                          (60,478)        (25,258)        (25,320)        (27,797)
                                                     -------------- ------------------------------- ---------------

 Other operating income (expenses), net                   (60,478)        (25,258)          94,547          12,364
                                                     ============== =============================== ===============

17     Other Non-operating Income (Expenses), Net
                                                                         Parent Company                    Consolidated
                                                        ----------------------------------------------------------------

                                                               06.30.02        06.30.01        06.30.02        06.30.01
                                                        ---------------- ------------------------------- ---------------

Non-operating income
    Gains in the disposal of property, plant
       and equipment                                                                              1,579           1,064
    Other non-operating income                                                    7,119           1,000             505
                                                        ---------------- ------------------------------- ---------------

                                                                                  7,119           2,579           1,569
                                                        ---------------- ------------------------------- ---------------

Non-operating expenses
    Provision for losses on property for sale                                                  (41,605)
    Provision for losses on other investments                                                   (8,994)
    Other                                                                                         (439)           (900)
                                                        ---------------- ------------------------------- ---------------

                                                                                               (51,038)           (900)
                                                        ---------------- ------------------------------- ---------------

Other non-operating income (expenses), net                                        7,119        (48,459)             669
                                                        ================ =============================== ===============

* The Company  reclassified  the amount of R$ 8,344  relative  to the  recovery of taxes and  contributions, from non-operating income to operating income at June 30, 2001.

FEDERAL GOVERNMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Quarterly Information - ITR                                                                    Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER                                           June 30, 2002

------------------------------------------------------------------------------------------------------------
                     01811-2 COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV 02.808.708/0001-07
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

The  comments  on the  performance  in the  quarter  is  being  released  in the consolidated  statement of income, because it expresses the Company results more accurately.

                                 AMBEV REPORTS SECOND QUARTER 2002 RESULTS

Sao Paulo,  August 12, 2002 - Companhia  de Bebidas das  Americas - AmBev [NYSE:
ABV, ABVc and BOVESPA:  AMBV4,  AMBV3],  the world's  sixth  largest  brewer and
Brazil's  leading beverage  company,  today announced its results for the second quarter 2002 (2Q02). The following financial and operating  information,  unless otherwise  indicated,  is presented  on a  consolidated  basis in nominal  Reais pursuant to Brazilian Corporate Law. Comparisons, unless otherwise stated, refer to the second quarter of 2001 (2Q01).

OPERATING AND FINANCIAL HIGHLIGHTS

|X| Brazilian  beer sales volume  declined  2.0%;  net  sales/hl  rose 20.4% to
    R$91.8;
|X| Soft drink sales volume grew 2.6%, with net sales/hl up 13.0% to R$58.2;
|X| Brazilian beer market share was 67.8% in June 2002 from 67.5% in March 2002;
|X| Net sales increased 14.2%, reaching R$1,543.9 million;
|X| EBITDA was R$471.5 million, up 21.4%; EBITDA margin rose 180 bps to 30.5%;
|X| EPADR was R$0.94, or US$0.33, during the second quarter;
|X| Net debt to EBITDA was 0.9x and net interest coverage was 7.5x.

Comments from Marcel Telles, Co-Chairman of AmBev's Board of Directors:

"EBITDA in the second  quarter rose 21.4%,  faster than the 14.2% growth rate in the  first  quarter  of this  year.  EVA in the first  half grew 35% to  R$124.6 million. Volume performance,  however, showed the continued impact of a stagnant economy. We have heightened the intensity of our cost cutting efforts to prepare ourselves  for an uncertain  2003.  We are  committed to reducing our cash SGA, excluding  direct  distribution,  by R$100  million in the second  half of 2002, compared to the second half of 2001. In 2003, we expect to cut R$150-200 million in SGA costs compared to full year 2002.

With  hedging  instruments  in place  to  fully  protect  our  foreign  currency exposure, we are well positioned against short-term volatility. Longer term, our management team has a successful track record of building competitive  advantage
- even in difficult times - by developing and  maintaining the best people,  and investing in our brands and distribution."

Financial Highlights                                                %                                    %
R$ millions                                2Q02       2Q01        change       1H02        1H01       change
Net Sales                                 1,543.9    1,351.9        14.2%     3,205.4     2,867.4       11.8%
Gross Profit                                783.2      616.7        27.0%     1,621,2     1,323.3       22.5%
EBIT                                        305.6      231.9        31.8%       659.8       531.2       24.2%
EBITDA                                      471.5      388.5        21.4%       985.3       838.4       17.5%
Total Depreciation and Amortization         165.9      156.6         5.9%       325.5       307.2        6.0%
Net Income                                  358.7      127.5       181.4%       581.5       372.8       56.0%
EPADR (R$/ADR)                               0.94       0.33       184.5%        1.52        0.96       57.7%
EPADR (US$/ADR)                              0.33       0.14       128.4%        0.53        0.44       20.5%
Values may not add due to rounding.

OPERATING PERFORMANCE BY BUSINESS SEGMENT

Brazilian Beer Business
Top line growth drove  profitability  higher in the Brazilian  beer segment this quarter.  Despite  a 2.0%  decline  in sales  volume,  net sales  rose  18.0% to
R$1,174.5  million from R$995.2  million in the same period last year.  This was due to a 20.4% increase in net sales per hectoliter,  which reached R$91.8. When compared to the first quarter of 2002, average net sales per hectoliter declined slightly due to a shift in the  packaging mix towards  lower-priced,  but higher margin,  returnable 600 ml bottles.  Returnables  represented  71.4% of the beer sales mix compared to 68.7% in the first quarter of 2002 and 71.3% in the second quarter  of 2001.  Direct  sales  represented  26.4% of  Brazilian  beer  sales, compared to 22.3% in the second quarter of 2001.

Market  share in June  trended  up to  67.8%  from  67.5%  in March  2002 as our competitors  began to curtail  discounts seen in  supermarkets  since the end of
2001.  In July,  the price gap between  AmBev's  brands and the low price brands began to narrow  across  all  channels  following  the  impact  of the  currency devaluation on industry production costs.

Volumes of our super-premium brand,  Bohemia,  more than doubled in the quarter.
Bohemia has grown significantly since we re-launched the brand in June 2001.

AmBev continued to roll out its  proprietary  sub-zero  coolers.  As of June 30,
2002,  85,000 coolers were  installed at strategic  points of sale. We expect to place 35,000 additional coolers by the end of the year.

Cost of goods sold per hectoliter excluding depreciation was R$35.2, 10.8% above the second quarter of 2001,  mainly because of the impact of the  devaluation of the Real on dollar-linked  costs such as aluminum cans, malt, and hops. Our cost per hectoliter in the second quarter remained  practically  stable when compared to the  R$34.8  registered  in the  first  quarter,  despite  the  8.9%  average depreciation of the Real against the US dollar,  since the company protected its dollar cost exposure by hedging.

Selling, general and administrative expenses in the beer segment reached R$352.2 million in the quarter,  32.2% higher than the R$266.4 million registered in the same  period  last year.  This  increase is mostly due to the impact of a higher percentage of average  annual  expenses  appropriated  to the second  quarter of
2002.  The  expansion  of direct  distribution  and the  creation  of our Shared
Services Center in Jaguariuna and other IT projects also contributed to the SGA increase.  The  implementation  of these  projects,  which will  centralize  and automate operational and administrative  functions, will also enable future cost cutting.

EBIT was R$301.3  million,  26.8%  higher when  compared to the R$237.7  million registered  in the second  quarter of 2001.  EBIT margin was 25.7%,  compared to
23.9% last year. Finally,  EBITDA grew 21.9%,  reaching R$438.0 million.  EBITDA margin  rose by 1.2  percentage  points to 37.3% in the second  quarter of 2002.
Brazilian beer EBITDA accounted for 92.9% of total consolidated EBITDA, compared to 92.5% in the second quarter of 2001.

Soft Drinks
Brazilian soft drinks volume grew 2.6% in the quarter, boosted by a 3.9% rise in sales volumes of our core portfolio  brands. In particular,  Guarana  Antarctica benefited  from its  sponsorship of the 5-time  Champion  Brazil World Cup team, rising a strong 10.2%.  Pepsi Twist,  launched in the cities of Porto Alegre and
Sao Paulo in the first half of 2002, showed an impressive performance reaching a
0.2% share of the  Brazilian  soft  drinks  market in just a few  months.  These efforts  to  build  the  strength  of our  brands  - in  addition  to  continued
improvements  in our  distribution  and point of sale execution - are leading to improved profitability in our soft drinks business.

Soft  drinks net sales were  15.9%  above the second  quarter of 2001 at R$238.2 million due to the combined effect of higher net sales per hectoliter and volume growth.  Net sales per  hectoliter  rose  following  market price  increases and specific  efforts by AmBev to increase its prices relative to the market leader.
Also,  direct sales  reached  49.0% of total  volumes,  compared to 44.8% in the year-ago quarter,  and the  premium-priced  core portfolio brands  represented a greater  percentage  of total  volumes this  quarter  when  compared to the same period last year.

Cost of goods sold per hectoliter, excluding depreciation,  reached R$39.5, 5.3%
higher than the R$37.5  registered in the second quarter of 2001.  This increase is mainly due to the devaluation of the Real on variable costs exposed to the US dollar such as PET bottles and aluminum cans. Non-returnable presentations, as a percentage of total volumes,  increased to 92.0%,  from 90.2% in the same period last year.

Selling,  general and  administrative  expenses were R$73.5  million  during the quarter, 4.6% ahead the same year-ago period due to increased marketing activity behind the core  brands,  notably  the  Guarana  Antarctica  sponsorship  of the
Brazilian national soccer team.

EBITDA for the segment  this  quarter was R$13.0  million  compared to a loss of
R$3.2 million in the second quarter of 2001. EBITDA margin reached 5.5% and soft drinks segment EBITDA represented 2.8% of consolidated EBITDA.

Additionally,  our effort to transform Guarana  Antarctica into an international brand by marketing it outside Brazil  continues to build momentum.  In Portugal,
Guarana now holds a 1% market share,  representing more than double the original goal for our first year. In Puerto Rico, we have begun a TV advertising campaign during the second quarter to leverage  sales.  Our performance in Spain has also been  encouraging.  Guarana  already  represents  1% of the flavored soft drinks market  and we have  distribution  in  30,000  points of sale,  compared  to our initial year-end 2002 target of 15,000 points of sale. In Japan, the association with the  Brazilian  national  soccer team  provided a unique  platform  for the successful expansion of distribution in that country.

International Beer Business
Beer sales volume in  Argentina  fell 17.6% in the second  quarter  mainly due a significant  decline in the beer market  following the recession.  The Argentine
Peso depreciated nearly 70% against the US dollar in the period.  Also, the base for  comparison  is not  favorable  since  the  Brahma  brand  ran a  successful promotion  which  boosted  volumes in the  second  quarter of 2001 by 34.6% in a stable market.  Our beer market share in the last 3 months rose 60 bps to 17.5%.
Net sales per  hectoliter  reached  US$16.1,  a 48.2%  decrease  over the second quarter of 2001.

Cost of goods sold, excluding depreciation, decreased 49.5% and selling, general and administrative  expenses declined over 64.0% in the quarter,  both in dollar terms.

EBITDA in Argentina  reached  US$1.1  million,  with an EBITDA  margin of 17.2%, compared to 17.0% in 2Q01.

Sales volume in Venezuela  grew 5.0% in the second quarter of 2002 when compared to the same period last year. This increase is despite a 12% decline in the beer market caused by political instability which temporarily interrupted normal beer deliveries  during the month of May.  The  launch of Brahma  Light in the fourth quarter of 2001 and the  expansion  of direct  distribution  caused the positive volume trends.  Direct sales accounted for 80.1% of the total, compared to 55.7%
in the year-ago  quarter.  As of June 30, 2002,  our market share,  according to
CAVEFACE, was 7.1%, compared to 5.5% in June 2001. In US dollar terms, net sales per hectoliter decreased slightly 1.6% to US$56.9.

Cost of goods sold per hectoliter,  excluding  depreciation,  decreased 5.7% and
reached  US$25.3,   compared  to  last  year's  US$26.9.  Selling,  general  and administrative expenses rose 34.2% compared to the year-ago quarter, mostly as a result of the expansion of the direct  distribution  in Caracas.  Second quarter
EBITDA in Venezuela was US$1.6 million, compared to US$2.8 million in the second quarter of 2001.

Consolidated  volumes  from our  international  operations  totaled  0.8 million hectoliters, a 2.1% increase over the same period last year. Consolidated EBITDA was  US$2.5  million,  a  49.9%  decrease  compared  to  the  year-ago  quarter.
Operations  in  Uruguay  and  Paraguay  accounted  for an EBITDA  loss of US$0.2 million.

Other Products
Net sales for the second quarter of 2002 amounted to R$58.0 million,  a decrease of 20.8% over the R$73.2  million  registered  during the same period last year.
EBITDA from this segment was R$14.4  million,  representing  an EBITDA margin of
24.9%,  compared to 28.5%  during the same period last year.  Net sales for this segment in the second quarter were  comprised of  by-products  from AmBev's core beverage businesses (36%); non-alcoholic  non-carbonated beverage sales, such as
Marathon,  Gatorade,  Lipton Ice Tea and  Fratelli  Vita  mineral  water  (46%);
Bavaria (10%);  and malt sales to third parties (8%). The reason for the decline in other sales is the gradual  elimination  of Molson's  Bavaria  brand from our distribution  network.  The  process  of  terminating  all  contracts  should be completed by October 2002. Sales of  non-carbonated  beverages more than doubled principally  due to the addition of Gatorade to our  portfolio  during the first quarter of 2002.

           CONSOLIDATED RESULTS

Net Sales
Net sales  during the  quarter  rose 14.2% to  R$ 1,543.9  million due to strong increases in net sales per hectoliter in the Company's core beer and soft drinks operations in Brazil (20.4% and 13.0%, respectively).

------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                                                         %
R$ millions                                                           2Q02                 2Q01                 Change
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Beer Brazil                                                           1,174.5                 995.2                18.0%
Argentina                                                                15.5                  32.7               -52.5%
Venezuela                                                                45.2                  39.3                15.1%
Uruguay                                                                   3.6                   5.9               -40,2%
Paraguay                                                                  9.0                     -                    -
Total Beer                                                            1,247.8               1,073.1                16.3%
Total Soft Drinks                                                       238.2                 205.5                15.9%
Other Products                                                           58.0                  73.2               -20.8%
TOTAL                                                                 1,543.9               1,351.9                14.2%
------------------------------------------------------------------------------------------------------------------------------
               Values may not add due to rounding.

Cost of Goods Sold
Total cost of goods sold, excluding  depreciation,  rose 5.8% to R$677.5 million in the  second  quarter  of 2002.  Raw  material  cost per  hectoliter  - mainly composed  of malt  and hops for beer  and  sugar  for soft  drinks - rose  since dollar-denominated commodities became more expensive in local currency following the  devaluation of the Brazilian Real.  Packaging cost per  hectoliter,  mainly composed of aluminum  cans and PET  bottles,  also rose  because of the currency devaluation.  Labor cost per  hectoliter  was 13.8%  above the same  period last year. This was principally the result of lower volumes as most of our labor cost is fixed. Other costs also increased,  mainly because of higher energy costs and maintenance.  On a per  hectoliter  basis,  total cost of goods  sold  excluding depreciation was R$38.3, 6.6% above the second quarter of 2001.

--------------------------------------------------------------------------------------------------------------------------------
Cost Breakdown
R$ millions                                                   2Q02       2Q01%         1H02           1H01%
--------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
Raw Material                                                   212.8       200.2       6.3%       438.7      407.0        7.8%
Packaging                                                      331.2       320.3       3.4%       688.0      676.5        1.7%
Labor                                                           55.8        49.4      13.0%       118.5      102.6       15.5%
Depreciation                                                    83.3        94.8     -12.1%       175.7      184.5       -4.8%
Other                                                           77.7        70.5      10.2%       163.4      173.2       -5.7%
Total                                                          760.7       735.2       3.5%     1,584.3    1,544.1        2.6%
Cost of Goods Sold Excluding Depreciation                      677.5       640.4       5.8%     1,408.5    1,359.5        3.6%
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

R$/hl                                                         2Q02       2Q01%         1H02           1H01%
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Raw Material                                                    12.0        11.2       7.1%        12.0       10.6       13.2%
Packaging                                                       18.7        18.0       4.2%        18.9       17.6        7.4%
Labor                                                            3.2         2.8      13.8%         3.3        2.7       21.9%
Depreciation                                                     4.7         5.3     -11.4%         4.8        4.8        0.6%
Other                                                            4.4         4.0      11.1%         4.5        4.5       -0.4%
Total                                                           43.0        41.3       4.3%        43.5       40.1        8.3%
Cost of Goods Sold Excluding Depreciation                       38.3        35.9       6.6%        38.6       35.3        9.4%
--------------------------------------------------------------------------------------------------------------------------------
               Values may not add to rounding.

Operating Expenses
Selling, General and Administrative Expenses
Selling,  general and administrative  expenses were 24.1% higher compared to the same period last year. Selling and marketing expenses increased 35.2% to R$178.4 million. Marketing expenditures are a significant portion of these expenses, and are expected to total R$388  million in full year 2002 compared to R$373 million in 2001. The increase in the quarter is principally due to a comparability issue in the  percentage  of annual  marketing  expenses  allocated  to the prior year quarter,  in line with AmBev's policy of booking marketing expenses according to a seasonal  curve.  Had  marketing  expenses in the second  quarter of 2001 been attributed  according to the actual  percentage  of volumes sold in the quarter, selling expenses would have been stable.

General  and  administrative  expenses  rose 10.4% to R$88.3  million due to the implementation  of the new Shared  Services  Center and  information  technology projects  which are expected to enable future cost cutting by  centralizing  and automating operational and administrative functions.

Depreciation and amortization  rose 33.7% to R$82.6 million due to the continued
investment in direct distribution and investments in sub-zero beer coolers.

Direct Distribution Expenses
Direct  distribution  accounted  for 32.9% of total  consolidated  sales volumes during the quarter,  compared to 26.2% during the same period last year.  Direct distribution  expenses were R$128.3  million in the quarter,  or 15.5% above the second quarter of 2001 as direct sales  continued to rise.  Direct  distribution cost per hectoliter was R$22.0 in the quarter,  slightly  higher than the R$21.2 per hectoliter registered in the second quarter of 2001.

Provision for Contingencies
Second quarter provisions totaled R$2.2 million.  This amount is mainly composed of R$20.7  million for sales tax issues  (PIS,  COFINS,  ICMS and IPI) and R$8.9 million in labor provisions.  These were offset by reversed  provisions totaling
R$27.4 million for losses on sales of assets and other items.

Other Operating Income, Net
Net other  operating  income during the second quarter  totaled R$94.5  million, composed  of an  R$82.0 million  foreign  exchange  gain on  investments  abroad
(principally  Malting plants in Argentina and Uruguay whose functional  currency is the US dollar),  a R$36.0  million  gain on  financed  sales taxes which were forgiven by the government (tax incentives),  and R$5.0 million for other items.
These  amounts  were  partially  offset by  goodwill  amortization  (Antarctica,
Cympay,  Salus) of R$25.5 million, and an obsolete inventory write down of R$3.0 million.

Financial Income and Financial Expenses
AmBev's foreign  currency  exposure is fully protected by hedging  transactions, which involve cash investments in U.S.  dollar-linked assets, as well as the use of swaps and  derivatives.  Additionally,  the company has hedged  nearly US$350 million of  additional  currency  exposure for the  announced  transaction  with
Quinsa.  Therefore,  wide  swings in the  Real/US  dollar  exchange  rate  cause significant  variations in financial income and expenses.  In the last 12 months ended June 30, 2002, the Real depreciated 23.4% against the US dollar.

--------------------------------------------------------------------------------------------------------------
Breakdown of Net Financial Result
R$ millions                                                               2Q02                  2Q01
Financial income
      Financial income on cash and cash equivalents                                33.0                  19.8
      Foreign exchange gains (losses) on assets                                   240.1                  43.2
      Interest on past dues                                                         1.1                   1.6
      Swap and forward activities                                                 580.6                   0.8
      Interest on taxes, contributions and deposits                                 7.6                  10.1
      Other                                                                        29.9                   0.8
      Total                                                                       892.3                  76.2

Financial expense
      Interest expense on local currency debt                                    (24.7)                (31.1)
      Interest expense on foreign currency debt                                  (71.7)                (33.2)
      Foreign exchange losses (gains) on debt                                   (810.8)                (97.2)
      Interest on contingencies, contributions and deposits
                                                                                 (16.5)                (14.9)
      Bank charges                                                                (1.7)                 (0.6)
      Taxes on financial transactions                                            (25.6)                (26.3)
      Swap and forward activities                                                 (9.9)                 (7.8)
      Other                                                                      (28.0)                 (1.8)
      Total                                                                     (989.0)               (213.0)

Net financial result                                                             (96.8)               (136.7)
--------------------------------------------------------------------------------------------------------------

In the second quarter,  financial income was R$892.3 million, compared to R$76.2 million in the same period in 2001.  Financial  expenses rose to R$989.0 million from  R$213.0  million in the second  quarter of 2001.  Net  financial  expenses amounted to R$96.8 million in the quarter, compared to net financial expenses of
R$136.7  million  in the same  period in 2001.  Despite  higher  interest  costs associated with the R$251.2 million  increase in net debt as of June 30, 2002 to
R$1,887.7  million from  R$1,636.5  million  recorded at June 30, 2001,  our net financial results were positively impacted by the devaluation of the Real on our cash offshore and other derivative instruments.

                  ---------------------------------------------------------------------------------------------
                  Credit Ratios                                              2Q02                 1Q02
                  ---------------------------------------------------------------------------------------------
                  ------------------------------------------------------------------------
                  Net Debt / EBITDA                                             0.9x                 1.1x
                  Total Debt / EBITDA                                           2.4x                 2.2x
                  EBITDA / Net Interest Expense                                 7.5x                23.2x
                  EBITDA / Interest Expense                                     4.9x                 5.2x
                  Net Debt / Equity (%)                                        50.7%                64.2%
                  ---------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Consolidated Debt Position                                                 Local         Foreign Currency          Total
R$ millions                                                               Currency
--------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------
Short-Term Debt                                                              265.3             1,461.2             1,726.4
Long-Term Debt                                                               747.3             2,599.7             3,347.0
Total                                                                      1,012.6             4,060.9             5,073.5
--------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------
Cash and Marketable Securities                                                                                     3,185.8
Net Debt                                                                                                           1,887.7
--------------------------------------------------------------------------------------------------------------------------------
               Values may not add due to rounding.

Net Income
Net income during the quarter was R$358.7  million,  compared to R$127.5 million during the same period last year.  Earnings per ADR were R$0.94 (US$0.33) in the second  quarter of 2002,  compared to R$0.33  (US$0.14)  in the same period last year. Net income was also affected by:

o        Non-Operating Income/Expense

During the second  quarter of 2002,  non-operating  expenses  amounted to R$48.5 million,  composed of a R$41.6 million provision for losses on asset sales and a
R$6.9 million provision for other items.

o        Income Tax and Social Contribution

The amount provisioned for income tax and social contribution during the quarter was a net  benefit  of R$96.6  million.  At the full tax rate of 34% the  second quarter  income tax  provision  would have  amounted  to R$85.9  million.  AmBev realized  tax  savings  since  profits  generated  in  subsidiaries  abroad  are non-taxable  in  Brazil,  generating  a gain of  R$252.8  million.  Other  items amounted  to  savings of R$1.0  million.  This gain was  partially  offset by an expense of R$53.6 million  associated with the reversed provision for payment of interest on own capital and a provision for deferred income tax in the amount of
R$17.7 million.

o        Profit Sharing and Contributions

For the three  months  ended June 30,  2002,  provision  for profit  sharing and contributions  amounted to R$8.8 million. Of the total amount, R$5.8 million was provisioned  for employee  profit  sharing and a provision of R$3.0  million was made to the Zerrener Foundation which provides benefits to company employees.

o        Minority Interest

First quarter minority interest totaled R$18.2 million,  due to losses generated in subsidiaries that are not wholly owned by AmBev. This is principally  related to losses in the Argentine and Venezuelan subsidiaries.

           RECENT DEVELOPMENTS

Buyback Program

On June 20, 2002,  AmBev announced a R$200 million buyback program of common and preferred  shares.  This  program  is valid for 90 days and may be  renewed  for successive 90-day periods.  AmBev may repurchase up to 307,797,379 common shares and 1,969,132,761  preferred  shares,  representing 8.4% and 9.1% of the respect free float of each class (i.e.  3,685,279,787  common shares and  21,634,477,184 preferred shares). The Board of Directors also approved,  in accordance with CVM
Instruction  290/98 and  291/98,  the  issuance of put options for each class of shares, respecting the limits set for the overall program.

In the second  quarter,  the  Company  realized  R$38.5  million of the  buyback program, composed of 5.3 million common and 75.9 million preferred shares.

CBB acquires Aguia stake in Cervejaria Astra

During the second quarter 2002,  Companhia  Brasileira de Bebidas - CBB, AmBev's
principal operating subsidiary,  announced the acquisition of Aguia S.A.'s stake in Cervejaria Astra S.A. ("Astra"),  a brewing company with a plant in the state of  Maranhao,  in the  northeast  of Brazil.  Astra  represents  less than 2% of
AmBev's total production, and had shareholders' equity and net profit of R$100.9 million  and R$16.1  million,  respectively,  at  December  31,  2001.  Net debt amounted to approximately R$32.0 million.

CBB's  stake in Astra  rose  from  73.1% to 93.6% of total  capital  for  R$69.7 million. The implied EV/EBITDA multiple in this transaction was 5.6x.

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM

Quarterly Information - ITR                June 30, 2002                                       Corporate Law

TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

------------------------------------------------------------------------------------------------------------
19/08/2002 15:42:40                                                                                 Page: 56

2Q02 EARNINGS CONFERENCE CALL

Date and Time:  Wednesday, August 14th, 2002
                            11:00 am US Eastern Time
                            12:00 pm Noon - Sao Paulo Time

Numbers:        US/Canada Participants:              (+1 800) 603-2485
                            International Participants:       (+1 706) 679-4154
                            Toll Free (Brazil):                        (000 815) 6203-7616
                            Toll Free (UK):                            (080 091) 74860
                            Conference Call ID:               5068683 or AmBev

Statements  contained  in this press  release may contain  information  which is forward-looking and reflects  management's  current view and estimates of future economic circumstances,  industry conditions, company performance, and financial results.  Any  statements,  expectations,  capabilities,  plans and  assumptions contained in this press release that do not describe  historical  facts, such as statements regarding  the declaration or payment of dividends,  the direction of future  operations,  the  implementation  of principal  operating  and financing strategies  and  capital  expenditure  plans,  the  factors or trends  affecting financial condition,  liquidity or results of operations, and the implementation of the measures required under AmBev's  performance  agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica -
CADE) are  forward-looking  statements  within the  meaning of the U.S.  Private
Securities  Litigation  Reform  Act of 1995 and  involve  a number  of risks and uncertainties.  There is no guarantee  that these results will actually  occur.
The  statements are based on many  assumptions  and factors,  including  general economic and market conditions, industry conditions, and operating factors.  Any changes in such  assumptions  or factors  could cause  actual  results to differ materially from current expectations.

For additional information, please contact the Investor Relations Department:

        Dana Voelzke                               Alexandre Saddy
      (5511) 3741-7560                            (5511) 3741-7553
    acdanav@ambev.com.br                         acars@ambev.com.br

                                WWW.AMBEV-IR.COM

Our  investor  web  site  has   additional   company   financial  and  operating
information,  as well as  transcripts  of conference  calls.  Investors may also register to  automatically  receive  press  releases by email and be notified of company presentations and events.

1.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                              3 - CNPJ (Federal Tax ID)
01811-2             COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                       02.808.708/0001-07
---------------------------------------------------------------------------------------------------------------

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousand)

---------------------------------------------------------------------------------------------------------------
1 - Code          2 - Description                                 3 - 06/30/2002         4 - 03/31/2002
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1                 Total assets                                                11,411,848            10,356,653
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01              Current assets                                               5,113,062             4,201,989
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.01           Available funds                                                 47,084                45,175
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.01.01        Cash and banks                                                  47,084                45,175
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.02           Credits                                                      4,101,582             3,233,559
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.02.01        Marketable securities                                        3,138,646             2,313,276
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.02.02        Trade accounts receivable                                      510,123               602,464
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.02.03        Allowance for uncollectable accounts                         (139,720)             (138,796)
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.02.04        Taxes recoverable                                              406,616               303,801
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.02.05        Receivables from related parties                                     0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.02.06        Other accounts receivable                                      185,917               152,814
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.03           Inventories                                                    848,463               797,361
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.03.01        Finished products                                              165,474               180,651
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.03.02        Work in process                                                 45,805                54,181
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.03.03        Raw materials                                                  429,797               365,753
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.03.04        Production materials                                            90,418                93,422
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.03.05        Bottles and crates                                              15,601                17,254
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.03.06        Supplies                                                       101,368                86,100
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.04           Other                                                          115,933               125,894
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.04.01        Prepaid expenses                                               115,933               125,894
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02              Long term receivables                                        2,470,428             2,276,271
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.01           Credits                                                        503,023               485,475
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.01.01        Deposits for tax incentive investments                          65,705                56,312
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.01.02        Compulsory deposits                                             14,013                19,342
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.01.03        Deposits in court                                              204,957               192,764
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.01.04        Property for sale                                              101,632                93,925
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.01.05        Excess of assets - IAPP                                         20,792                20,792
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.01.06        Other accounts receivable                                       95,924               102,340
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.02           Receivables from related parties                                 8,633                17,166
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.02.01        Associated companies                                                 0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.02.02        Subsidiaries                                                     8,633                17,166
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.02.03        Other related parties                                                0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.03           Other                                                        1,958,772             1,773,630
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.03.01        Deferred income tax and social contribution                  1,332,533             1,238,418
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.03.02        Other recoverable taxes                                        347,499               336,413
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.03.03        Loans to employees for purchase of shares                      278,740               198,799
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03              Permanent assets                                             3,828,358             3,878,393
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.01           Investments                                                    610,255               633,779
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.01.01        Associated companies                                                 0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.01.02        Subsidiaries                                                   581,086               592,252
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.01.02.01     Subsidiaries - Goodwill                                        745,875               757,041
---------------------------------------------------------------------------------------------------------------

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                              3 - CNPJ (Federal Tax ID)
01811-2             COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                       02.808.708/0001-07
---------------------------------------------------------------------------------------------------------------

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousand)

---------------------------------------------------------------------------------------------------------------
1 - Code          2 - Description                                 3 - 06/30/2002         4 - 03/31/2002
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.01.02.02     Subsidiaries - Negative goodwill                             (164,789)             (164,789)
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.01.03        Other investments                                               29,169                41,527
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.02           Property, plant and equipment                                2,946,347             2,950,868
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.03           Deferred charges                                               271,756               293,746
---------------------------------------------------------------------------------------------------------------

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                              3 - CNPJ (Federal Tax ID)
01811-2             COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                       02.808.708/0001-07
---------------------------------------------------------------------------------------------------------------

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (R$ thousand)

---------------------------------------------------------------------------------------------------------------
1 - Code          2 - Description                                 3 - 06/30/2002         4 - 03/31/2002
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2                 Total liabilities and shareholders' equity                  11,411,848            10,356,653
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01              Current liabilities                                          3,092,482             2,847,167
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.01           Loans and financing                                          1,726,448             1,690,206
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.02           Bank loans and financing                                     1,726,448             1,690,206
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.02           Debentures                                                           0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.03           Trade accounts payable                                         390,905               397,857
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.04           Taxes and contributions                                        444,270               468,793
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.04.01        Value added tax on sales and services - ICMS                   158,595               177,295
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.04.02        Excise tax - IPI                                                37,558                49,299
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.04.03        Tax liability with deferred ICMS                               138,529               138,529
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.04.04        Income tax and social contribution                              31,070                24,021
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.04.05        Other                                                           78,518                79,649
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.05           Dividends payable                                              164,166                 4,919
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.05.01        Dividends                                                      164,166                 4,919
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.05.02        Capital decrease                                                     0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.05.03        Interest on own capital                                              0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.06           Provisions                                                     160,187               145,482
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.06.01        Social and labor charges                                        93,573                74,497
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.06.02        Statutory                                                       37,098                28,949
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.06.03        Other                                                           29,516                42,036
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.07           Payable to related parties                                           0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.08           Other                                                          206,506               139,910
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.08.01        Interest on own capital                                              0                80,260
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.08.02        Other accounts payable                                         206,506                59,650
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02              Long-term liabilities                                        4,633,938             4,140,579
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.01           Loans and financing                                          3,347,009             2,836,760
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.01.01        Banks loans                                                  3,347,009             2,836,760
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.02           Debentures                                                           0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.03           Provisions                                                     808,644               814,142
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.03.01        For contingencies                                              808,644               814,142
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.04           Payable to related parties                                           0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.05           Other                                                          478,285               489,677
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.05.01        Deferred income tax and social contribution                     26,644                26,733
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.05.02        Tax liability with deferred ICMS                               319,852               335,746
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.05.03        Medical assistance and other benefits                           53,806                55,558
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.05.04        Supply of funds to Zerrener Foundation                          61,370                58,431
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.05.05        Other                                                           16,613                13,209
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.03              Deferred income                                                      0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.04              Minority interest                                              100,922               103,297
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05              Shareholders' equity                                         3,584,506             3,265,610
---------------------------------------------------------------------------------------------------------------

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                              3 - CNPJ (Federal Tax ID)
01811-2             COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                       02.808.708/0001-07
---------------------------------------------------------------------------------------------------------------

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (R$ thousand)

---------------------------------------------------------------------------------------------------------------
1 - Code          2 - Description                                 3 - 06/30/2002         4 - 03/31/2002
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.01           Paid-in capital                                              3,046,244             2,944,288
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.02           Capital reserves                                                16,592                39,036
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.02.01        Advance for future capital increase                                  0                22,444
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.02.02        Share premium and goodwill                                       4,867                 4,867
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.02.03        Goodwill in the write-off of treasury stock                     11,725                11,725
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.03           Revaluation reserve                                                  0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.03.01        Own assets                                                           0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.03.02        Subsidiary/associated companies                                      0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04           Revenue reserves                                               157,586               196,056
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.01        Legal                                                           62,737                62,737
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.02        Statutory                                                       52,561                52,561
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.02.01     For investments                                                 52,561                52,561
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.03        For contingencies                                                    0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.04        Unrealized profits                                                   0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.05        Retained earnings                                                    0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.06        Special for undistributed dividends                                  0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.07        Other revenue reserves                                          42,288                80,758
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.07.01     For future capital increase                                    180,374               854,883
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.07.02     Treasury stock                                               (138,086)             (774,125)
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.05           Retained earnings                                              364,084                86,230
---------------------------------------------------------------------------------------------------------------

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM

Quarterly Information - ITR                                                  June 30, 2002                                                         Corporate Law

TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

------------------------------------------------------------------------------------------------------------
19/08/2002 15:42:40                                                                                                                                     Page: 58
01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------- 2 - COMPANY NAME                                                                                                   3 - CNPJ (Federal Tax ID)
1 - CVM CODE        COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                                                                            02.808.708/0001-07
01811-2
-----------------------------------------------------------------------------------------------------------------------------------------------------------------

07.01 - CONSOLIDATED STATEMENT OF INCOME (R$ thousand)

-----------------------------------------------------------------------------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                          3 - 04/01/2002 to          4 - 01/01/2002 to         5 - 04/01/2001 to          6 - 01/01/2001 to
                                                       06/30/2002                 06/30/2002                06/30/2001                 06/30/2001
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.01          Revenue from sales and/or services                        3,022,743                 6,204,307                  2,807,389                 5,954,908
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.02          Deductions                                              (1,478,801)               (2,998,859)                (1,455,513)               (3,087,527)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.03          Net sales and/or services                                 1,543,942                 3,205,448                  1,351,876                 2,867,381
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.04          Cost of goods and/or services sold                        (760,748)               (1,584,289)                  (735,200)               (1,544,060)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.05          Gross Income                                                783,194                 1,621,159                    616,676                 1,323,321
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06          Operating expenses/income                                 (482,098)               (1,120,959)                  (551,625)               (1,015,458)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.01       Sales                                                     (306,685)                 (629,754)                  (243,013)                 (501,721)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.01.01    Marketing                                                 (178,424)                 (375,471)                  (131,933)                 (294,454)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.01.02    Direct distribution                                       (128,261)                 (254,283)                  (111,080)                 (207,267)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.02       General and administrative                                (173,175)                 (373,097)                  (184,228)                 (359,061)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.02.01    Administrative                                             (86,670)                 (176,876)                   (78,226)                 (161,146)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.02.02    Management fees                                             (1,676)                   (4,952)                    (1,765)                   (6,554)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.02.03    Depreciation, amortization and depletion                   (82,604)                 (149,799)                   (61,805)                 (122,677)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.02.04    Provisions for contingencies                                (2,225)                  (41,470)                   (42,432)                  (68,684)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03       Financial and interest                                     (96,785)                 (225,311)                  (136,748)                 (214,172)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01    Financial and interest income                               892,255                 1,001,200                     76,233                   237,244
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02    Financial and interest expenses                           (989,040)               (1,226,511)                  (212,981)                 (451,416)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.04       Other operating income                                      119,867                   184,457                     40,161                   111,607
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.05       Other operating expenses                                   (25,320)                  (77,254)                   (27,797)                  (52,111)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.06       Equity in the income of subsidiaries                              0                         0                          0                         0
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.07          Operating income                                            301,096                   500,200                     65,051                   307,863
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.08          Non-operating income                                       (48,459)                  (54,659)                        669                    11,421
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.08.01       Income                                                        2,579                     6,554                      1,569                    14,711
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.08.02       Expenses                                                   (51,038)                  (61,213)                      (900)                   (3,290)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.09          Income before taxes/profit sharing                          252,637                   445,541                     65,720                   319,284
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.10          Provision for income tax and social                           2,396                  (52,816)                   (37,895)                 (104,898)
              contribution
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.11          Deferred income tax                                          94,204                   181,852                    107,517                   213,891
-----------------------------------------------------------------------------------------------------------------------------------------------------------------

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                                                                                   3 - CNPJ (Federal Tax ID)
01811-2             COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                                                                            02.808.708/0001-07
-----------------------------------------------------------------------------------------------------------------------------------------------------------------

07.01 - CONSOLIDATED STATEMENT OF INCOME (R$ thousand)

-----------------------------------------------------------------------------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                          3 - 04/01/2002 to          4 - 01/01/2002 to         5 - 04/01/2001 to          6 - 01/01/2001 to
                                                       06/30/2002                 06/30/2002                06/30/2001                 06/30/2001
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12          Statutory profit sharing/contributions                      (8,766)                  (33,736)                   (18,252)                  (64,199)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12.01       Profit sharing                                              (5,827)                  (29,353)                      (975)                  (26,922)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12.01.01    Employees                                                   (3,066)                  (23,362)                      (545)                  (22,650)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12.01.02    Management                                                  (2,761)                   (5,991)                      (430)                   (4,272)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12.02       Contributions                                               (2,939)                   (4,383)                   (17,277)                  (37,277)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.13          Reversal of interest on own capital                               0                         0                          0                         0
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.14          Minority interest                                            18,202                    40,621                     10,380                     8,697
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.15          Net income (loss) for the period                            358,673                   581,462                    127,470                   372,775
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
              NO. OF SHARES OUTSTANDING (Thousand)                     38,548,540                38,548,540                 38,760,787                38,760,787
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
              EARNINGS PER SHARE                                          0.00930                   0.01508                    0.00329                   0.00962
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
              LOSS PER SHARE
-----------------------------------------------------------------------------------------------------------------------------------------------------------------

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM

Quarterly Information - ITR                                                  June 30, 2002                                                         Corporate Law

TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

------------------------------------------------------------------------------------------------------------
19/08/2002 15:42:40                                                                                                                                     Page: 59

01 - IDENTIFICATION

09.01 - INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - % INTEREST IN COMPANY INVESTED	6 - % SHAREHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (Thousands)		9 - NUMBER OF SHARES HELD IN PRIOR QUARTER (Thousands)	
01	COMPANHIA BRASILEIRA DE BEBIDAS	60.522.000/0001-83	PRIVATE SUBSIDIARY	99.70	58.78
COMMERCIAL, MANUFACTURING AND OTHER		9,915,319		9,915,319	
02	HOHNECK	/	PRIVATE SUBSIDIARY	100.00	-4.99
COMMERCIAL, MANUFACTURING AND OTHER		10,000		10,000	
03	EAGLE DISTRIBUIDORA DE BEBIDAS S.A.	12.268.405/0001-94	PRIVATE SUBSIDIARY	99.90	53.74
COMMERCIAL, MANUFACTURING AND OTHER		158		158	
04	AGREGA INTELIGÊNCIA EM COMPRAS LTDA.	04.294.012/0001-27	PRIVATE SUBSIDIARY	50.00	-0.01
COMMERCIAL, MANUFACTURING AND OTHER		1,375		1,375	
05	INDÚSTRIA DE BEBIDAS ANTARCTICA POLAR S.A.	95.424.479/0001-08	PRIVATE ASSOCIATED CO.	38.00	2.31
COMMERCIAL, MANUFACTURING AND OTHER		35,278		35,210

FEDERAL GOVERNMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Quarterly Information - ITR                                                                    Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER                                           June 30, 2002

------------------------------------------------------------------------------------------------------------
                     01811-2 COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV 02.808.708/0001-07
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
16.01 - OTHER IMPORTANT INFORMATION ON THE COMPANY
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
19/08/2002 15:42:40                                                         Page: 61

Time deposits with high  liquidity  and deposits with original  maturity of 90 days or less were  considered as cash and cash equivalents, when preparing the consolidated statement of cash flows.

                                    CONSOLIDATED STATEMENT OF CASH FLOWS
                                 For quarters ended June 30, 2002 and 2001.

                                                                                                               Consolidated
                                                                                            --------------------------------
                                                                                                  06.30.02         06.30.01
OPERATING ACTIVITIES
  NET INCOME FOR THE QUARTER                                                                       358,673          127,470
  Adjustments to reconcile net income for the quarter to the cash generated by operating activities
Expenses (income) not affecting cash
     Depreciation and amortization of deferred charges                                             165,900          156,615
     Provision for contingencies and liabilities related to tax claims                              71,941           53,436
     Interest and variations on the stock ownership plan                                          (13,425)          (9,992)
     Interest and variations on taxes and contributions                                            (4,445)          (6,365)
     (Gain) Loss on disposal of property, plant and equipment and investments, net                 (1,579)          (1,064)
     Exchange losses and financial charges on loans                                                899,349           18,804
     Benefit of deferred income tax and social contribution                                       (94,204)        (107,691)
     Income from unrealized swap and forward activities                                           (11,327)            1,629
     Exchange gains or losses on subsidiaries abroad not affecting cash                           (79,210)         (12,497)
     Amortization of goodwill                                                                       25,320           24,110
     Minority interest                                                                            (18,202)         (10,380)
Decrease (Increase) in assets
     Trade accounts receivable                                                                     101,429           78,961
     Other accounts receivable                                                                    (27,329)           50,433
     Taxes recoverable                                                                           (101,812)         (22,428)
     Inventories                                                                                  (23,464)            9,232
     Prepaid expenses                                                                               12,759            9,501
(Decrease) Increase in liabilities
     Trade accounts payable                                                                        (1,921)          (5,731)
     Salaries, profit sharing and social security charges                                           27,573           16,317
     Income tax, social contribution and other                                                    (38,922)         (63,539)
     Other accounts payable                                                                        119,162           52,474

CASH GENERATED BY OPERATING ACTIVITIES                                                           1,366,266          254,347

                                                                                                               Consolidated
                                                                                            --------------------------------
                                                                                                  06.30.02         06.30.01
INVESTMENT ACTIVITIES
     (Gain) Loss on disposal of property, plant and equipment and investments, net                  21,007           23,889
     Securities (maturity over 90 days)                                                           (28,687)        (223,395)
     Deposits in court                                                                            (12,049)         (28,044)
     Investments in affiliated companies                                                          (24,339)        (121,002)
     Acquisition of property, plant and equipment                                                 (93,231)         (93,218)
     Expenditures on deferred charges                                                             (12,960)         (34,077)

CASH USED IN INVESTMENT ACTIVITIES                                                               (150,259)        (475,847)

FINANCING ACTIVITIES
     Receivables from affiliated companies                                                          19,298          (6,373)
     Disbursements linked to contingencies and tax claims                                         (10,172)         (32,834)
     Loans to employees for purchase of shares                                                       2,622            5,347
     Payment of dividends / interest on own capital                                                (7,586)          (2,688)
     Repurchase of treasury stock                                                                 (37,209)         (87,686)
     Tapping of new loans                                                                           97,493          680,367
     Payment of loans                                                                            (496,017)        (430,076)
     Changes in the capital of minority shareholders                                                 3,812              255
     Capital increase                                                                               10,372

CASH GENERATED (USED) IN FINANCING ACTIVITIES                                                    (417,387)          126,312

TOTAL CHANGE IN CASH AND CASH EQUIVALENTS                                                          798,620         (95,188)

Opening balance of cash and cash equivalents                                                     2,222,301          754,915
Closing balance of cash and cash equivalents                                                     3,020,921          659,727

INCREASE (REDUCTION) IN THE BALANCE OF CASH AND BANKS                                              798,620         (95,188)

Composition of cash, cash equivalents and marketable securities
Cash and cash equivalents                                                                        3,020,921          659,727
Marketable securities (maturity over 90 days)                                                      164,837          420,077

FEDERAL GOVERNMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Quarterly Information - ITR                                                                    Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER                                           June 30, 2002

------------------------------------------------------------------------------------------------------------
                     01811-2 COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV 02.808.708/0001-07
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
17.01 - REPORT ON THE LIMITED REVIEW OF QUARTERLY INFORMATION - UNQUALIFIED
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
19/08/2002 15:42:40                                                         Page: 62

Sao Paulo, July 29, 2002.

To the Management and Shareholders
Companhia de Bebidas das Americas - AmBev

     1    - We have carried out limited  reviews of the Quarterly  Information -
          ITR of  Companhia  de Bebidas  das  Americas - AmBev for the  quarters ended June 30, 2002 and 2001, prepared under the responsibility of the company management.  Our reviews were performed in accordance with the
          specific  standards   established  by  the  Institute  of  Independent
          Auditors - IBRACON, in conjunction with the Federal Accounting Council
          - CFC, and are mainly  comprised of: (a) inquiries and discussion with officials  responsible  for the  accounting,  financial  and operating areas of the  company  with  regard  to the main  accounting  criteria adopted in preparing the Quarterly  Information - ITR and (b) a review of the material  information and subsequent events that have, or could have, material effects on the company's financial position and results of operations.

     2    - Based on our limited  reviews,  no material  adjustments came to our attention  that should be made to the  Quarterly  Information - ITR to comply  with the  accounting  principles  set  forth in the  Brazilian corporate  legislation  applicable to Quarterly Information - ITR, and with the regulations of the Brazilian Securities Commission - CVM.

PricewaterhouseCoopers           Paulo Cesar Estevao Netto
Independent Auditors             Partner
CRC 2SP000160/O-5                Accountant
                                 CRC (Brazilian CPA) 1RJ026365/T-6 "T" SP002331

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM

Quarterly Information - ITR                June 30, 2002                                       Corporate Law

TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

19/08/2002 15:42:40                                                                                 Page: 63
01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------
-------------------
1 - CVM CODE        2 - COMPANY NAME                                              3 - CNPJ (Federal Tax ID)
01811-2             COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                       02.808.708/0001-07
---------------------------------------------------------------------------------------------------------------

                                             TABLE OF CONTENTS

---------------------------------------------------------------------------------------------------------------
  Group     Table                                      Description                                      Page
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    01        01    IDENTIFICATION                                                                       1
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    01        02    HEAD OFFICE                                                                          1
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    01        03    INVESTOR RELATIONS OFFICER (Company Mailing Address)                                 1
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    01        04    QUARTERLY INFORMATION - ITR REFERENCE                                                1
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    01        05    COMPOSITION OF CAPITAL                                                               2
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    01        06    COMPANY PROFILE                                                                      2
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    01        07    COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS                      2
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    01        08    CASH DIVIDENDS                                                                       2
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    01        09    SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR                                   3
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    01        10    INVESTOR RELATIONS OFFICER                                                           3
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    02        01    BALANCE SHEET - ASSETS                                                               4
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    02        02    BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY                                 6
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    03        01    STATEMENT OF INCOME                                                                  8
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    04        01    NOTES TO THE QUARTERLY STATEMENTS                                                    10
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    05        01    COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER                                   38
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    06        01    CONSOLIDATED BALANCE SHEET - ASSETS                                                  49
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    06        02    CONSOLIDATED BALANCE SHEET - LIABILITIES and SHAREHOLDERS' EQUITY                    51
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    07        01    CONSOLIDATED STATEMENT OF INCOME                                                     53
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    08        01    COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER                              55
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    09        01    INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES                                 55
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    16        01    OTHER IMPORTANT INFORMATION ON THE COMPANY                                           56
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    17        01    REPORT ON THE LIMITED REVIEW OF QUARTERLY STATEMENTS - UNQUALIFIED                   58
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                             COMPANHIA BRASILEIRA DE BEBIDAS
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                                         HOHNECK
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                           EAGLE DISTRIBUIDORA DE BEBIDAS S.A.
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                          AGREGA INTELIGENCIA EM COMPRAS LTDA.
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                       INDUSTRIA DE BEBIDAS ANTARCTICA POLAR S.A.                       /50
---------------------------------------------------------------------------------------------------------------